SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From:  14 November 2012

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-           Form 40-F- X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:                 No:  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .)

Enclosed:	30 September 2012 Quarterly Financial Statements and Notes, Management Discussion and Analysis CEO and CFO Certifications

(formerly Ivanhoe Mines Ltd.)

THIRD QUARTER REPORT

SEPTEMBER 30, 2012

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	September 30, 2012	December 31, 2011

(Unaudited)

ASSETS

CURRENT
Cash and cash equivalents (Note 3)	$1,744,358	$998,054
Short-term investments	30,000	-
Accounts receivable	35,184	102,460
Inventories (Note 4)	230,808	108,483
Prepaid expenses	52,399	56,327

TOTAL CURRENT ASSETS	2,092,749	1,265,324

LONG-TERM INVESTMENTS (Note 5)	64,359	107,277
OTHER LONG-TERM INVESTMENTS (Note 6)	286,312	317,325
PROPERTY, PLANT AND EQUIPMENT (Note 7)	6,281,244	4,363,501
DEFERRED INCOME TAXES	44,369	33,062
OTHER ASSETS	50,127	50,339

TOTAL ASSETS	$8,819,160	$6,136,828

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$449,531	$681,185
Payable to related party	85,165	-
Amounts due under credit facilities (Note 8)	-	44,884
Interest payable on long-term debt (Note 9 and 10)	27,640	10,808
Stock-based compensation liability	739	-

TOTAL CURRENT LIABILITIES	563,075	736,877

CONVERTIBLE CREDIT FACILITY (Note 9)	103,098	141,853
INTERIM FUNDING FACILITY (Note 10 (a))	1,799,004	400,655
PAYABLE TO RELATED PARTY	-	56,783
DEFERRED INCOME TAXES	-	15,282
ASSET RETIREMENT OBLIGATIONS	78,170	45,553

TOTAL LIABILITIES	2,543,347	1,397,003

CONTINGENCIES (Note 17)

EQUITY

SHARE CAPITAL (Note 11)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
1,004,046,266 (2011 - 739,382,976) common shares	9,125,617	6,819,367
ADDITIONAL PAID-IN CAPITAL	1,613,745	1,389,721
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	15,690	(2,300)
DEFICIT	(4,424,583)	(3,483,948)

TOTAL TURQUOISE HILL RESOURCES LTD. SHAREHOLDERS’ EQUITY	6,330,469	4,722,840

NONCONTROLLING INTERESTS (Note 12)	(54,656)	16,985

TOTAL EQUITY	6,275,813	4,739,825

TOTAL LIABILITIES AND EQUITY	$8,819,160	$6,136,828

APPROVED BY THE BOARD:

/s/ J. Gardiner	/s/ L. Mahler
J. Gardiner, Director	L. Mahler, Director

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Consolidated Statements of Operations

(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
(Unaudited)

REVENUE	$23,787	$60,491	$92,141	$127,985
COST OF SALES
Production and delivery	(30,464)	(40,997)	(77,715)	(84,571)
Depreciation and depletion	(18,182)	(9,991)	(37,829)	(20,521)
Write-down of carrying value of inventory	(6,258)	(3,061)	(19,463)	(18,936)
Write-down of carrying values of property, plant and equipment	(2,288)	-	(2,288)	-
	(57,192)	(54,049)	(137,295)	(124,028)
EXPENSES
Exploration (Note 11 (a))	(55,339)	(79,558)	(201,515)	(194,360)
General and administrative (Note 11 (a))	(18,261)	(21,390)	(130,765)	(66,151)
Depreciation	(635)	(837)	(2,966)	(2,052)
Accretion of asset retirement obligations	(1,397)	(176)	(3,543)	(510)
Write-down of current assets	(12,519)	-	(12,519)	-
TOTAL EXPENSES	(145,343)	(156,010)	(488,603)	(387,101)
OPERATING LOSS	(121,556)	(95,519)	(396,462)	(259,116)

OTHER INCOME (EXPENSES)
Interest income	4,714	5,320	15,425	15,371
Interest expense	(4,270)	(1,935)	(6,992)	(9,618)
Financing costs (Note 11 (d))	-	-	(164,384)	-
Accretion of convertible credit facility (Note 9)	(34)	(15)	(97)	(43)
Foreign exchange gains (losses)	13,851	(35,552)	15,093	(30,149)
Unrealized losses on long-term investments (Note 5 (d))	(1,197)	(2,374)	(3,851)	(2,683)
Realized gains on sale of long-term investments (Note 5)	553	-	591	10,628
Unrealized gains on other long-term investments	28	729	10,943	2,124
Realized gain on other long-term investments (Note 6 (a))	4,429	9	4,461	107
Change in fair value of derivative (Note 11 (e) and (f))	176,158	-	194,664	(432,536)
Change in fair value of embedded derivatives (Note 9)	12,856	62,058	38,851	95,699
Write-down of carrying value of long-term investments (Note 5)	(16,109)	(928)	(29,238)	(928)
Gain on settlement of note receivable	-	102,995	-	102,995
Net recovery on derecognition of property, plant and equipment	-	2,925	-	2,925
INCOME (LOSS) BEFORE INCOME TAXES AND OTHER ITEMS	69,423	37,713	(320,996)	(505,224)

Recovery (provision) of income taxes	14,336	(6,884)	14,339	1,731
Share of (loss) income of significantly influenced investees (Note 5)	(6,131)	(19,341)	(26,688)	21,789
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	77,628	11,488	(333,345)	(481,704)
LOSS FROM DISCONTINUED OPERATIONS (Note 2)	-	(9,105)	-	(9,105)
NET INCOME (LOSS)	77,628	2,383	(333,345)	(490,809)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 12)	36,636	4,950	81,112	6,246
NET INCOME (LOSS) ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$114,264	$7,333	$(252,233)	$(484,563)

BASIC EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD. FROM
CONTINUING OPERATIONS	$0.12	$0.02	$(0.31)	$(0.65)
DISCONTINUED OPERATIONS	-	(0.01)	-	(0.01)
	$0.12	$0.01	$(0.31)	$(0.66)

DILUTED EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD. FROM
CONTINUING OPERATIONS	$0.12	$0.02	$(0.31)	$(0.65)
DISCONTINUED OPERATIONS	-	(0.01)	-	(0.01)
	$0.12	$0.01	$(0.31)	$(0.66)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s) (Note 1 (e))
BASIC	925,673	788,625	803,028	729,824
DILUTED	926,482	797,092	803,028	729,824

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Consolidated Statements of Comprehensive Income (Loss)

(Stated in thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011

(Unaudited)

NET INCOME (LOSS)	$77,628	$2,383	$(333,345)	$(490,809)

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAXES
Unrealized losses on available-for-sale equity securities, net of tax recovery of $nil, $2,266, $2,847, $2,956	(2,409)	(24,912)	(29,016)	(32,363)
Unrealized gains (losses) on available-for-sale debt securities, net of tax of $nil, $nil, $nil, $nil	3,942	3,760	29,988	(1,158)
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	2,225	(22,181)	4,264	(13,233)
Less: reclassification adjustments for losses recorded in earnings:
Long-term investments
Other-than-temporary impairment charges	16,109	-	18,794	-

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	19,867	(43,333)	24,030	(46,754)

TOTAL COMPREHENSIVE INCOME (LOSS)	$97,495	$(40,950)	$(309,315)	$(537,563)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Turquoise Hill Resources Ltd.	$125,897	$(23,190)	$(234,243)	$(524,238)
Noncontrolling interests	(28,402)	(17,760)	(75,072)	(13,325)

	$97,495	$(40,950)	$(309,315)	$(537,563)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Consolidated Statement of Equity

(Stated in thousands of U.S. dollars, except for share amounts)

(Unaudited)
	Share Capital		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Deficit	Noncontrolling Interests	Total

	Number of Common Shares	Amount

Balances, December 31, 2011	739,382,976	$6,819,367	$1,389,721	$(2,300)	$(3,483,948)	$16,985	$4,739,825
Net loss	-	-	-	-	(252,233)	(81,112)	(333,345)
Other comprehensive income	-	-	-	17,990	-	6,040	24,030
Shares issued for:
Exercise of stock options	4,464,641	55,385	(24,309)	-	-	-	31,076
Rights offering (Note 11 (e)), net of issue costs of $75,442	259,558,050	2,237,332	66	-	-	-	2,237,398
Exercise of subscription right (Note 11 (b))	439,216	8,489	-	-	-	-	8,489
Bonus shares	171,375	4,574	(4,574)	-	-	-	-
Share purchase plan	30,008	470	-	-	-	-	470
Other increase in noncontrolling interests (Note 12)	-	-	-	-	-	3,431	3,431
Share purchase warrants (Note 11 (d))	-	-	164,385	-	-	-	164,385
Rights offering (Note 11 (e))	-	-	-	-	(688,402)	-	(688,402)
Dilution gains	-	-	417	-	-	-	417
Stock-based compensation (net of reclassifications of $739)	-	-	88,039	-	-	-	88,039

Balances, September 30, 2012	1,004,046,266	$9,125,617	$1,613,745	$15,690	$(4,424,583)	$(54,656)	$6,275,813

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011

(Unaudited)

OPERATING ACTIVITIES

Cash used in operating activities (Note 13)	$(108,667)	$(124,456)	$(370,869)	$(310,501)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations (Note 2)	-	-	13,000	-
Purchase of short-term investments	-	-	-	(20,657)
Purchase of long-term investments	(7,500)	(8,673)	(31,950)	(17,210)
Purchase of other long-term investments	-	-	-	(145,000)
Proceeds from redemption of short-term investments	-	4,979	-	108,970
Proceeds from sale of long-term investments	4,783	-	6,283	14,000
Proceeds from redemption of other long-term investments	35,690	15,018	50,757	45,199
Proceeds from redemption of note receivable	-	102,995	-	102,995
Expenditures on property, plant and equipment	(647,915)	(718,835)	(2,076,694)	(1,849,104)
Proceeds from (expenditures on) other assets	4,204	54	704	(12,641)

Cash used in investing activities	(610,738)	(604,462)	(2,037,900)	(1,773,448)

FINANCING ACTIVITIES
Issue of share capital	1,763,181	539,282	1,783,693	2,207,442
Proceeds from interim funding facility (Note 10 (a))	218,187	-	1,398,349	-
Repayment of credit facilities	(46,515)	(1,685)	(46,804)	(138)
Noncontrolling interests’ reduction of investment in subsidiaries	-	(10,611)	(960)	(28,844)
Noncontrolling interests’ investment in subsidiaries	113	85,039	839	89,728

Cash provided by financing activities	1,934,966	612,025	3,135,117	2,268,188

EFFECT OF EXCHANGE RATE CHANGES ON CASH	13,245	(47,931)	19,956	(38,015)

NET CASH INFLOW (OUTFLOW)	1,228,806	(164,824)	746,304	146,224
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	515,552	1,575,079	998,054	1,264,031

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,744,358	$1,410,255	$1,744,358	$1,410,255

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$451,644	$665,777	$451,644	$665,777
Short-term money market instruments	1,292,714	744,478	1,292,714	744,478

	$1,744,358	$1,410,255	$1,744,358	$1,410,255

Supplementary cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

On June 28, 2012, at Turquoise Hill Resources Ltd.’s (“the Company”) Annual and Special Meeting the shareholders approved changing the Company’s name from Ivanhoe Mines Ltd. to Turquoise Hill Resources Ltd. The new name became effective on August 1, 2012.

1.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by the “Company” as set out in the audited consolidated financial statements for the year ended December 31, 2011.

Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2011.

In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at September 30, 2012 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2012, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto.

The Company has five segments: Oyu Tolgoi LLC (66.0% owned) (“Oyu Tolgoi”) with its copper and gold project under construction in southern Mongolia; Ivanhoe Australia Limited (58.7% owned) (“Ivanhoe Australia”) with its copper-gold operations, development activities and exploration activities in Australia; SouthGobi Resources Ltd. (57.6% owned) (“SouthGobi”) with its coal operations and exploration activities in Mongolia; other exploration with projects primarily in Mongolia and Indonesia; and the Company’s corporate division.

References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.

(b)	Basis of presentation

For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Turquoise Hill”.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Comparative figures

In July 2012, the Company completed a rights offering which was open to all shareholders on a dilution free, equal participation basis at a subscription price less than the fair value of a common share of the Company (Note 11(e)). In accordance with the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance for earnings per share, basic and diluted loss per share for all periods presented have been adjusted retroactively for a bonus element contained in the rights offering. Specifically, the weighted average number of common shares outstanding used to compute basic and diluted loss per share for the three and nine months ended September 30, 2011 have been multiplied by a factor of 1.09.

(d)	Accounting changes

—

In May 2011, the ASC guidance for fair value measurement and disclosure was updated to clarify the Financial Accounting Standards Board’s intent on current guidance, modify and change certain guidance and principles, and expand disclosures concerning Level 3 fair value measurements in the fair value hierarchy (including quantitative information about significant unobservable inputs within Level 3 of the fair value hierarchy). In addition, the updated guidance requires disclosure of the fair value hierarchy for assets and liabilities not measured at fair value in the consolidated balance sheet, but whose fair value is required to be disclosed. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2012. The adoption of the updated guidance had no impact on the Company’s consolidated balance sheet or results of operations.

—

In June 2011, the ASC guidance on presentation of comprehensive income was updated to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The updated guidance requires an entity to present the components of net income and other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity, but does not change the items that must be reported in other comprehensive income. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2012, except for changes as they relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The adoption of the updated guidance had no impact on the Company’s consolidated balance sheet or results of operations.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Earnings (loss) per share

The following table reconciles the numerators and the denominators of the basic and diluted earnings (loss) per share computations for net income (loss) from continuing operations:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2011		2012	2011
		As Adjusted (Note 1 (c))	As Reported		As Adjusted (Note 1 (c))	As Reported

Net income (loss) attributable to Turquoise Hill Resources Ltd. from continuing operations	$114,264	$16,438	$16,438	$(252,233)	$(475,458)	$(475,458)
Effect of dilutive securities
None	-	-	-	-	-	-

Adjusted net income (loss) attributable to Turquoise Hill Resources Ltd. from continuing operations	$114,264	$16,438	$16,438	$(252,233)	$(475,458)	$(475,458)

Basic weighted average number of shares outstanding	925,673	788,625	721,757	803,028	729,824	667,941
Effect of dilutive securities
Share purchase warrants	-	-	-	-	-	-
Stock options	712	8,270	7,569	-	-	-
Bonus shares	97	197	180	-	-	-

	926,482	797,092	729,506	803,028	729,824	667,941

The following table lists securities that could potentially dilute basic earnings (loss) per share in the future that were not included in the computation of diluted earnings (loss) per share because to do so would have been antidilutive for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011

Share purchase warrants	74,247	-	74,247	-
Stock options	13,696	2,755	18,180	19,611
Bonus shares	-	-	137	623

	87,943	2,755	92,564	20,234

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	DISCONTINUED OPERATIONS

In February 2005, Turquoise Hill sold the Savage River Iron Ore Project in Tasmania, Australia, for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that began on March 31, 2006. From 2006 to 2009, these contingent payments totalled $116.4 million.

During 2010, Turquoise Hill received two payments totalling $6.4 million in relation to the fifth annual contingent payment. The original purchaser of the Savage River Project disputed the estimated $22.1 million remaining balance of the fifth annual contingent payment. In 2010, Turquoise Hill initiated arbitration proceedings by filing a Request for Arbitration with the ICC International Court of Arbitration. The arbitration hearing was scheduled to occur in December 2011. In November 2011, the parties reached an out-of-court settlement whereby the original purchaser agreed to pay Turquoise Hill a reduced balance of $13.0 million by March 31, 2012. Turquoise Hill received the final payment on March 28, 2012. In total, Turquoise Hill received $157.4 million in consideration from the sale of the Savage River Project.

3.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents at September 30, 2012 included SouthGobi’s balance of $33.5 million (December 31, 2011 - $123.6 million) and Ivanhoe Australia’s balance of $17.8 million (December 31, 2011 - $170.3 million), which were not available for the Company’s general corporate purposes.

4.	INVENTORIES

	September 30, 2012	December 31, 2011

Coal stockpiles	$16,158	$9,390
Copper-gold stockpiles	1,184	2,875
Copper-gold concentrate	23,821	-
Materials and supplies	189,645	96,218

	$230,808	$108,483

5.	LONG-TERM INVESTMENTS

	September 30, 2012	December 31, 2011

Investments in companies subject to significant influence:
Altynalmas Gold Ltd. (a)	$-	$-
Exco Resources N.L. (b)	-	14,975
RDCC LLC	8,378	-
Available-for-sale equity securities (c)	37,628	68,637
Held-for-trading equity securities (d)	2,119	7,431
Other equity securities, cost method (e)	16,234	16,234

	$64,359	$107,277

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

5.	LONG-TERM INVESTMENTS (Continued)

(a)	The Company holds a 50.0% interest in Altynalmas Gold Ltd. (“Altynalmas”), which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan.

	September 30, 2012	December 31, 2011

Amount due from Altynalmas	$150,519	$123,617
Share of equity method losses in excess of common share investment	(150,519)	(123,617)

Net investment in Altynalmas	$-	$-

Amounts advanced to Altynalmas bear interest compounded monthly at a rate per annum equal to the one month London Inter-bank Offered Rate (“LIBOR”) plus 3.0% and are due on demand.

During the nine month period ended September 30, 2012, Turquoise Hill recorded a $26.9 million (2011 - $18.1 million) share of loss on this investment.

(b)	During the nine month period ended September 30, 2012, Turquoise Hill recorded a $0.3 million share of income (2011 - $39.9 million share of income) on its investment in Exco Resources N.L. (“Exco”).

During the nine period ended September 30, 2012, Turquoise Hill recorded an other-than-temporary impairment of $1.7 million against its investment in Exco based on an assessment of the fair value of Exco.

On August 23, 2012, Turquoise Hill sold 24.3 million shares of Exco for proceeds of $4.8 million. This transaction resulted in a gain on sale of $0.6 million being recognized. As a result of this sale, Turquoise Hill ceased using the equity method and commenced classifying its remaining investment in Exco as an available-for-sale equity security (Note 5(c)).

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

5.	LONG-TERM INVESTMENTS (Continued)

(c)	Available-for-sale equity securities

	September 30, 2012				December 31, 2011
	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value
Aspire Mining Limited (i)	19.9%	$11,803	$-	$11,803	19.9%	$27,911	$18,925	$46,836
Exco Resources N.L. (Note 5 (b))	15.0%	9,534	5,313	14,847	-	-	-	-
Entrée Gold Inc. (ii)	10.7%	8,552	(556)	7,996	10.9%	19,957	(3,202)	16,755
Emmerson Resources Limited	8.7%	2,998	(183)	2,815	8.8%	2,957	1,775	4,732
Other	-	96	71	167	-	96	218	314

		$32,983	$4,645	$37,628		$50,921	$17,716	$68,637

(i)

During the nine month period ended September 30, 2012, Turquoise Hill recorded an other-than-temporary impairment of $16.1 million against its investment in Aspire Mining Limited (“Aspire”) based on an assessment of the fair value of Aspire.

(ii)

During the nine month period ended September 30, 2012, Turquoise Hill recorded an other-than-temporary impairment of $11.4 million against its investment in Entrée Gold Inc. (“Entrée”) based on an assessment of the fair value of Entrée.

(d)	Held-for-trading equity securities

During the nine month period ended September 30, 2012, Turquoise Hill sold 10.0 million shares of Kangaroo Resources Limited (“Kangaroo”) for $1.5 million. This transaction resulted in a realized gain on sale of $38,000.

As at September 30, 2012, the market value of Turquoise Hill’s 1.2% investment in Kangaroo was $2.1 million.

(e)	Other equity securities, cost method

	September 30, 2012		December 31, 2011
	Equity Interest	Cost Basis	Equity Interest	Cost Basis
Ivanplats Limited	7.9%	$16,119	8.8%	$16,119
Other	-	115	-	115

		$16,234		$16,234

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

6.	OTHER LONG-TERM INVESTMENTS

	September 30, 2012	December 31, 2011

Long-Term Notes (a)	$9,949	$32,277
Treasury Bill (b)	105,400	88,348
Prepayments (b)	153,299	136,103
Convertible Bonds (c)	17,664	15,627
Money Market investments	-	44,970

	$286,312	$317,325

(a)	Long-Term Notes

As at September 30, 2012, the Company held $15.6 million (December 31, 2011 - $62.5 million) principal amount of Long-Term Notes (received in 2009 upon completion of the Asset-Backed Commercial Paper restructuring) which was recorded at a fair value of $9.9 million. The decrease from December 2011 of principal of $46.9 million was due to disposals ($47.7 million), offset by the strengthening of the Canadian dollar ($0.8 million). The Company has designated the Long-Term Notes as held-for-trading. Accordingly, the Long-Term Notes are recorded at fair value with unrealized gains and losses included in earnings.

During the nine month period ended September 30, 2012, Turquoise Hill sold Long-Term Notes with a principal amount of $48.0 million for proceeds of $35.6 million. These transactions resulted in an aggregate realized gain on sale of $4.4 million.

The Company has estimated the fair value of the Long-Term Notes considering information provided on the restructuring, the best available public information regarding market conditions (including the Company’s recent sales) and other factors that a market participant would consider for such investments.

The Company has used a discounted cash flow approach to value the Long-Term Notes at September 30, 2012 incorporating the following assumptions:

Bankers Acceptance Rate:	1.13%
Discount Rates:	8% to 60%
Maturity Dates:	4.2 years

Based on the discounted cash flow model as at September 30, 2012, the fair value of the Long-Term Notes was estimated at $9.9 million. As a result of this valuation, the Company recorded an unrealized gain of $8.9 million for the nine month period ended September 30, 2012.

Continuing uncertainties regarding the value of the assets that underlie the Long-Term Notes, the amount and timing of cash flows and changes in general economic conditions could give rise to a further change in the fair value of the Company’s investment in the Long-Term Notes, which would impact the Company’s results from operations. A 1.0% increase, representing 100 basis points, in the discount rate will decrease the fair value of the Long-Term Notes by approximately $0.4 million.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

6.	OTHER LONG-TERM INVESTMENTS (Continued)

(b)	Treasury Bill and Prepayments

On October 20, 2009, Turquoise Hill purchased a Treasury Bill (“T-Bill”) from the Mongolian Government, having an aggregate face value of $115.0 million, for the aggregate sum of $100.0 million. The annual rate of interest on the T-Bill was set at 3.0%. The maturity date of the T-Bill is October 20, 2014.

Turquoise Hill made tax prepayments to the Mongolian Government of $50.0 million and $100.0 million on April 7, 2010 and June 7, 2011 respectively. The after-tax rate of interest on the tax prepayments is 1.59% compounding annually. Unless already off-set fully against Mongolian taxes, the Mongolian Government must repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.

Turquoise Hill has designated the T-Bill and tax prepayments as available-for-sale investments because they were not purchased with the intent of selling them in the near term and Turquoise Hill’s intention to hold them to maturity is uncertain. The fair values of the T-Bill and tax prepayments are estimated based on available public information regarding what market participants would consider for such investments. Changes in the fair value of available-for-sale investments are recognized in accumulated other comprehensive income.

Turquoise Hill has used a discounted cash flow approach to value the T-Bill and tax prepayments incorporating the following weighted average assumptions:

	T-Bill		Tax Prepayments
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011

Purchased Amount	$100,000,000	$100,000,000	$150,000,000	$150,000,000
Discount Rate	4.3%	9.9%	4.3%	9.9%
Term	2.1 years	2.8 years	0.3 years	1.5 years

Based on the discounted cash flow models as at September 30, 2012, the fair values of the T-Bill and tax prepayments were estimated at $105.4 million and $153.3 million respectively. As a result of these valuations, Turquoise Hill recorded an unrealized gain of $14.8 million on the T-Bill and an unrealized gain of $15.2 million on the tax prepayments in accumulated other comprehensive income for the nine month period ended September 30, 2012.

(c)	Convertible Bonds

On November 10, 2011, Turquoise Hill participated in Ivanplats Limited’s (“Ivanplats”) convertible bond offering by purchasing 15,000 bonds at $1,000 each. Upon and subsequent to Ivanplats completing a qualifying initial public offering, Turquoise Hill and Ivanplats shall both have the right to convert the bonds into Ivanplats common shares at a conversion price equal to the qualifying initial public offering price. The bonds bear interest at rates ranging from 8.0% to 25.51% per annum, compounded annually, depending on the timing of certain events, including the timing of a qualifying initial public offering. Upon redemption or conversion, Turquoise Hill is also entitled to a bonus payment equal to 11.11% of the sum of the principal and interest then outstanding. The bonds mature on November 10, 2014.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

6.	OTHER LONG-TERM INVESTMENTS (Continued)

(c)	Convertible Bonds (continued)

The bonds are inherently complex financial instruments. In order to reduce accounting complexity Turquoise Hill has elected to apply the fair value option to account for its entire holding of Ivanplats bonds. Accordingly, each reporting period the bonds shall be remeasured at fair value with changes in fair value being recognized in earnings. As at September 30, 2012, the $17.7 million (December 31, 2011 - $15.6 million) aggregate fair value of the bonds was determined using an effective interest rate of 20.0%. As a result of this valuation, the Company recorded an unrealized gain of $2.0 million for the nine month period ended September 30, 2012.

In October 2012, Ivanplats completed a qualifying initial public offering and notified the Company that the bonds were converted into 3.7 million common shares of Ivanplats.

7.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2012			December 31, 2011
	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value
Mining plant and equipment
Ovoot Tolgoi, Mongolia	$45,810	$(5,723)	$40,087	$27,553	$(2,666)	$24,887
Australia	72,333	(6,133)	66,200	-	-	-

	$118,143	$(11,856)	$106,287	$27,553	$(2,666)	$24,887

Mineral property interests
Oyu Tolgoi, Mongolia	$86,491	$(6,489)	$80,002	$57,021	$(6,489)	$50,532
Ovoot Tolgoi, Mongolia	38,408	(2,215)	36,193	40,572	(1,913)	38,659
Australia	21,733	(126)	21,607	26,604	(126)	26,478
Other exploration projects	1,252	(1,244)	8	1,252	(1,244)	8

	$147,884	$(10,074)	$137,810	$125,449	$(9,772)	$115,677

Other capital assets
Oyu Tolgoi, Mongolia	$291,277	$(55,496)	$235,781	$41,252	$(20,441)	$20,811
Ovoot Tolgoi, Mongolia	425,894	(79,127)	346,767	347,135	(46,927)	300,208
Australia	16,381	(5,738)	10,643	43,730	(3,958)	39,772
Other exploration projects	4,631	(3,946)	685	4,562	(3,851)	711

	$738,183	$(144,307)	$593,876	$436,679	$(75,177)	$361,502

Capital works in progress
Oyu Tolgoi, Mongolia	$5,332,891	$-	$5,332,891	$3,753,857	$-	$3,753,857
Ovoot Tolgoi, Mongolia	56,458	-	56,458	82,760	-	82,760
Australia	53,922	-	53,922	24,818	-	24,818

	$5,443,271	$-	$5,443,271	$3,861,435	$-	$3,861,435

	$6,447,481	$(166,237)	$6,281,244	$4,451,116	$(87,615)	$4,363,501

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

8.	AMOUNTS DUE UNDER CREDIT FACILITIES

	September 30, 2012	December 31, 2011
Current
Non-revolving bank loans (a)	$-	$5,719
Two-year extendible loan facility (b)	-	39,165

	$-	$44,884

(a)

In October 2007, Turquoise Hill obtained non-revolving bank loans which were due on demand. Certain securities and other investments were pledged as collateral against these bank loans. In September 2012, Turquoise Hill made payments to settle all amounts outstanding under the non-revolving bank loans.

(b)

In April 2009, Turquoise Hill obtained a non-revolving, two-year extendible loan facility. Upon the loan facility’s original maturity in October 2010, Turquoise Hill elected to utilize the first one-year extension. Turquoise Hill elected to utilize the second one-year extension available to it under the loan facility, extending the loan’s maturity to October 2012. Certain securities and other investments were pledged as collateral against the loan facility. In September 2012, Turquoise Hill made payments to settle all amounts outstanding under the non-revolving loan facility.

9.	CONVERTIBLE CREDIT FACILITY

	September 30, 2012	December 31, 2011

Principal amount of convertible debenture	$500,000	$500,000

(Deduct) add:
Bifurcation of embedded derivative liability	(313,292)	(313,292)
Accretion of discount	223	127
Reduction of carrying amount upon partial conversion	(93,370)	(93,370)

Carrying amount of debt host contract	93,561	93,465

Embedded derivative liability	9,537	48,388

Convertible credit facility	103,098	141,853

Accrued interest	9,311	6,301

Transaction costs allocated to deferred charges	(2,797)	(2,799)

Net carrying amount of convertible debenture	$109,612	$145,355

On November 19, 2009, SouthGobi issued a convertible debenture to a wholly owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million. The convertible debenture bears interest at 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in shares of SouthGobi) and has a term of 30 years. A first charge over SouthGobi’s assets, including the shares of its material subsidiaries, is pledged as collateral against the convertible debenture.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

9.	CONVERTIBLE CREDIT FACILITY (Continued)

Pursuant to the convertible debentures’ terms, SouthGobi had the right to call for the conversion of up to $250.0 million of the convertible debenture upon SouthGobi achieving a public float of 25.0% of its common shares under certain agreed circumstances. On March 29, 2010, SouthGobi exercised this right and completed the conversion of $250.0 million of the convertible debenture into 21.5 million shares at a conversion price of $11.64 (Cdn$11.88).

CIC has the right to convert the debenture, in whole or in part, into common shares of SouthGobi from November 19, 2010 onwards. After November 19, 2014, SouthGobi is entitled to convert the debenture, in whole or in part, into its common shares at the conversion price if the conversion price is at least Cdn$10.66. The conversion price is the lower of Cdn$11.88 or the 50-day volume-weighted average price at the date of conversion, subject to a floor price of Cdn$8.88 per share.

As at September 30, 2012, the fair value of the embedded derivative liability associated with the remaining $250.0 million principal outstanding was determined to be $9.5 million (December 31, 2011 - $48.4 million).

During the nine month period ended September 30, 2012, Turquoise Hill capitalized $9.3 million (2011 – $6.8 million) of interest expense and $0.1 million (2011 - $nil) of accretion expense incurred on the convertible credit facility.

The embedded derivative liability was valued using a Monte Carlo simulation valuation model. A Monte Carlo simulation model is a valuation model that relies on random sampling and is often used when modeling systems with a large number of inputs and where there is significant uncertainty in the future value of inputs and where the movement in the inputs can be independent of each other. Some of the key inputs used by the Monte Carlo simulation include: floor and ceiling conversion prices, risk-free rate of return, expected volatility of SouthGobi’s share price, forward Cdn$ exchange rate curves and spot Cdn$ exchange rates.

Assumptions used in the Monte Carlo valuation model are as follows:

	September 30, 2012	December 31, 2011

Floor conversion price	Cdn$8.88	Cdn$8.88
Ceiling conversion price	Cdn$11.88	Cdn$11.88
Expected volatility	71%	71%
Risk-free rate of return	2.22%	2.41%
Foreign exchange spot rate (U.S. Dollar to Cdn$)	1.02	0.98
Forward foreign exchange rate curve (U.S. Dollar to Cdn$)	0.97 - 1.02	0.96 - 1.01

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

10.	INTERIM FUNDING FACILITIES

(a)	Interim Funding Facility

In December 2010, Rio Tinto committed to provide the Company with an initial, non-revolving interim funding facility of $1.8 billion to assist in sustaining Oyu Tolgoi Project development activities. The interim funding facility is on arm’s-length terms, with funds to be advanced to the Oyu Tolgoi Project on a month-to-month basis, if and when required. The interim funding facility matures on December 31, 2013, subject to earlier mandatory prepayment of all amounts from the proceeds of the first drawdown under the planned Oyu Tolgoi project financing package.

In November 2011, the Company made its first draw on the interim funding facility. As at September 30, 2012, a total of $1.8 billion (December 31, 2011 - $400.7 million) had been drawn down on the interim funding facility.

Amounts advanced to the Company under the interim funding facility bear interest at the weighted average rate of return earned by the Company on the aggregate interim funding facility proceeds advanced to Oyu Tolgoi. During the nine month period ended September 30, 2012, the interim funding facility’s effective annual interest rate equaled 90% of the sum of the three-month LIBOR and 6.5%. During the nine month period ended September 30, 2012, interest of $69.6 million (2011 - $nil) was incurred on the interim funding facility.

As part of the interim funding facility, the Company paid a front end fee of $18.0 million and is subject to a commitment fee of 0.4% annually, payable on a semi-annual basis in arrears on the daily average of the undrawn amount under the interim funding facility. During the nine month period ended September 30, 2012, commitment fees of $1.5 million (2011 - $nil) were incurred on the interim funding facility.

During the nine month period ended September 30, 2012, the interest expense and commitment fees were all capitalized as Oyu Tolgoi Project development costs.

(b)	Bridge Funding Facility

On April 18, 2012, the Company signed a Memorandum of Agreement (Note 11 (c)) with Rio Tinto that established Rio Tinto’s support for a series of funding measures, including an additional bridge funding facility of up to $1.5 billion towards continued construction of the first phase of the Oyu Tolgoi Project’s development. The bridge funding facility initially matures on April 23, 2013, subject to earlier mandatory prepayment of all amounts from the proceeds of the first drawdown under the planned Oyu Tolgoi project financing package. The bridge funding facility is extendable for one year at Rio Tinto’s discretion following the written request of the Company.

Amounts advanced to the Company under the bridge funding facility bear interest at LIBOR plus 5.0%. As part of the bridge funding facility, the Company paid a front end fee of $15.0 million and is subject to a commitment fee of 1.75% annually, payable on a semi-annual basis in arrears on the daily average of the undrawn amount under the bridge funding facility.

During the nine month period ended September 30, 2012, the front end fee and commitment fees of $9.6 million (2011 - $nil) were capitalized as Oyu Tolgoi Project development costs.

To date, the Company has not drawn down on the bridge funding facility.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	SHARE CAPITAL

(a)	Equity Incentive Plan

Stock-based compensation charged to operations was allocated between exploration expenses and general and administrative expenses as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011

Exploration (i)	$9,238	$9,031	$26,297	$27,655
General and administrative	6,546	6,899	53,246	29,211

	$15,784	$15,930	$79,543	$56,866

(i)

During the nine months ended September 30, 2012, stock-based compensation of $9.2 million (2011 - $26.9 million) relating to the development of the Oyu Tolgoi Mine was capitalized as property, plant and equipment.

Stock-based compensation charged to operations was incurred by Turquoise Hill as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011

Turquoise Hill Resources Ltd. (i)	$10,180	$8,971	$60,432	$35,910
SouthGobi Resources Ltd.	3,238	3,646	12,188	9,938
Ivanhoe Australia Limited	2,366	3,313	6,923	11,018

	$15,784	$15,930	$79,543	$56,866

(i)

During the nine months ended September 30, 2012, 4,710,580 options were exercised, 798,806 options were cancelled and 240,000 options were granted. These granted options have a weighted average exercise price of Cdn$9.59, lives of five years, and vest in one year. The weighted average grant-date fair value of stock options granted during the nine months ended September 30, 2012 was Cdn$2.97. The fair value of these options was determined using the Black-Scholes option pricing model. The option valuation was based on a weighted average expected life of 2.3 years, risk-free interest rate of 1.05%, expected volatility of 54% and dividend yield of nil%.

In addition, during the nine months ended September 30, 2012, as a result of implementing the board and management changes contemplated in the Memorandum of Agreement, 6,646,123 options vested in accordance with the terms of these awards.

During the nine months ended September 30, 2012, stock-based compensation of $9.2 million (2011 - $26.9 million) relating to the development of the Oyu Tolgoi Mine was capitalized as property, plant and equipment.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	SHARE CAPITAL (Continued)

(a)	Equity Incentive Plan (continued)

On October 4, 2012, the Company adjusted the quantity of outstanding stock options as a result of the dilution impact of the rights offering (Note 11 (e)). Specifically, the number of stock options outstanding as at June 19, 2012 was increased by 35%.

(b)	Rio Tinto Placements

In 2006, the Company and Rio Tinto formed a strategic partnership and entered into a private placement agreement whereby Rio Tinto would invest in Turquoise Hill. Since 2006 the parties have entered into a series of agreements pursuant to which Rio Tinto has provided equity and debt financing to Turquoise Hill. As a result of these transactions, Rio Tinto holds a significant investment interest in Turquoise Hill. These transactions are set out below:

(Stated in thousands of U.S. dollars, except for share amounts)
Nature of Investment by Rio Tinto	Period	Number of Shares Acquired (1)	Proceeds/ Transaction Value

Private Placement - Tranche 1	2006	37,089,883	$303,395
Anti Dilution Shares	2008	243,772	612
Private Placement - Tranche 2	2009	46,304,473	388,031
March 2010 Private Placement	2010	15,000,000	240,916
Exercise of Series A Warrants	2010	46,026,522	393,066
Conversion of Convertible Credit Facility	2010	40,083,206	400,832
Exercise of Anti Dilution Warrants	2010	720,203	2,229
Partial exercise of Series B Warrants	2010	33,783,784	300,000
Rights Offering	2011	34,387,776	477,302
Exercise of remaining Series B Warrants	2011	14,070,182	119,737
Exercise of Anti Dilution Warrants	2011	827,706	2,527
Exercise of Series C Warrants	2011	40,224,365	379,316
Exercise of Subscription Right	2011	27,896,570	535,908

Balance at December 31, 2011		336,658,442	$3,543,871
Exercise of Subscription Right (2)	January 2012	439,216	8,489
Rights Offering	July 2012	133,585,562	935,099

Balance at September 30, 2012		470,683,220	$4,487,459

(1) Shares acquired excludes other purchases made by Rio Tinto from third parties.

(2) In January 2012, Turquoise Hill received $8.5 million from Rio Tinto following Rio Tinto’s decision to exercise the subscription right granted to Rio Tinto as part of the terms of the December 2010 Heads of Agreement between Rio Tinto and Turquoise Hill.

On January 24, 2012, Rio Tinto announced that it had increased its stake in the Company to 51.0% from 49.0%, by purchasing an additional 15.1 million common shares of the Company from two sellers in a privately negotiated transaction.

As at September 30, 2012, Rio Tinto’s equity ownership in the Company was 50.9% (December 31, 2011 – 48.9%).

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	SHARE CAPITAL (Continued)

(c)	Memorandum of Agreement with Rio Tinto

On April 18, 2012, the Company signed a Memorandum of Agreement with Rio Tinto that established Rio Tinto’s support for a series of funding measures.

The agreement, negotiated by a committee of the Company’s independent directors, contained a comprehensive financing plan structured to secure Rio Tinto’s direct participation in, and support for, funding for planned developments at the Oyu Tolgoi Project.

Under the terms of the agreement Rio Tinto committed to the following steps:

—	Provide an additional bridge funding facility of up to $1.5 billion towards continued construction of the first phase of the Oyu Tolgoi Project’s development.

—	Support a rights offering, with a goal of generating $1.8 billion in gross proceeds.

—	Provide full support for completion of an Oyu Tolgoi project-finance package of $3 to $4 billion that remains under negotiation with third-party lenders.

—

Enter into a completion support agreement with the Company and the project-finance lenders to cover the Oyu Tolgoi project-finance package now under negotiation, subject to lenders responding with improvements to the terms of the Oyu Tolgoi project financing. In exchange, the Company will pay Rio Tinto an annual fee of 2.5%, in advance, on the amount of debt that is projected as the aggregate average of the debt that will be outstanding under the project financing at the end of each calendar month during the ensuing 12-month period.

Also under the terms of the agreement the Company agreed to issue 55 million Series D share-purchase warrants (“Series D Warrants”) to Rio Tinto. Each warrant would be exercisable to purchase one Turquoise Hill share at $12.79 at any time during a three-year period.

On May 22, 2012, Turquoise Hill and Rio Tinto agreed to amend certain terms of the Memorandum of Agreement. The amended terms addressed conditions of regulatory approval and more closely aligned the terms of the rights offering with market conditions current at the time.

Amendments to the agreement included:

—	Rio Tinto confirmed that it would take up its full basic subscription privilege under the $1.8 billion rights offering with respect to its 51% shareholding subject to certain conditions.

—	Rio Tinto agreed to eliminate the material adverse change condition for its standby commitment in relation to the decline that occurred in the Company’s share price.

—

Rio Tinto continued to provide a standby commitment for the full amount of the $1.8 billion rights offering, subject to certain conditions. Under the standby commitment, Rio Tinto was required to acquire any Turquoise Hill common shares not taken up under the rights offering.

—	Removing the previously announced $8.34 subscription price for the rights offering. Turquoise Hill and Rio Tinto agreed to price the rights offering in the final prospectus.

—

In consideration of eliminating the material adverse change condition for a decline in the Company’s share price, priced the exercise price of the Series D Warrants at $10.84 per share, subject to adjustment upon completion of the rights offering.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	SHARE CAPITAL (Continued)

(c)	Memorandum of Agreement with Rio Tinto (continued)

—	Confirming the standby commitment fee will be paid in cash. Rio Tinto agreed to waive its previously announced entitlement to reinvest its standby commitment fee in the Company’s common shares.

(d)	Series D Warrants

Under the terms of the Memorandum of Agreement with Rio Tinto, the Company agreed to issue 55 million Series D Warrants to Rio Tinto upon the filing of the rights offering preliminary prospectus on May 22, 2012. Each warrant would be exercisable to purchase one Company share at $12.79 at any time during a three-year period. The exercise price of the warrants was based on the volume-weighted average price of the Company’s shares on the NYSE on the five trading days preceding the date of the Memorandum of Agreement.

Under the May 22, 2012 amendment to the Memorandum of Agreement, it was agreed by the parties to price the exercise price for each Series D Warrant to (i) prior to the closing date of the rights offering, $10.84, and (ii) after the closing date of the rights offering, the median of the NRO Exercise Price and $8.89, being the US dollar volume weighted average price of a common share on the NYSE over the five trading days immediately before May 22, 2012. Where the “NRO Exercise Price” is the price obtained by multiplying $12.79 by a fraction (i) the numerator of which is the aggregate of (A) the number of common shares outstanding as of the record date of the rights offering and (B) a number determined by dividing the product of the rights offering subscription price and the number of common shares subscribed for or purchased under the rights offering and, if applicable, Rio Tinto’s standby commitment by the volume-weighted average trading price per common share at which the common shares have traded on the NYSE for the twenty consecutive trading days before the record date, and (ii) the denominator of which is the number of common shares outstanding immediately after the completion of the rights offering and, if applicable, Rio Tinto’s standby commitment on the closing date. In no event will the NRO Exercise Price be lower than $8.89.

On July 26, 2012, after the closing of the rights offering, the number of Series D Warrants was adjusted to from 55,000,000 to 74,247,460 and the exercise price was adjusted from $10.84 to $10.37.

Turquoise Hill has recorded an amount of $164.4 million in equity attributable to the fair value of the Series D Warrants. A corresponding amount was expensed as financing costs during the nine months ended September 30, 2012. As at May 22, 2012, the fair value of the Series D Warrants was determined using a Black-Scholes option pricing model, using the following assumptions:

Exercise price	$10.33
Theoretical ex-rights share price	$8.62
Risk-free interest rate	0.46%
Expected life	3.0 years
Expected volatility	60%
Expected dividends	Nil

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	SHARE CAPITAL (Continued)

(e)	2012 Rights Offering

In June 2012, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights offering, each shareholder of record as at June 19, 2012 received one right for each common share held. Every 20 rights held entitled the holder thereof to purchase 7 common shares of the Company at $7.00 per share or Cdn$7.17 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on July 19, 2012.

Upon the closing of the rights offering in July 2012, the Company issued a total of 259,558,050 common shares for gross proceeds of $1.8 billion. Expenses and fees relating to the rights offering totalled approximately $75 million.

Under the terms of the rights offering, the monetary amount to be received by the Company upon the exercise of rights was not fixed. Each holder of rights could elect either the $7.00 or Cdn$7.17 subscription price. Furthermore, the Cdn$7.17 subscription price was not denominated in the Company’s U.S. dollar functional currency. Therefore, the pro rata distribution of rights to the Company’s shareholders was accounted for as a derivative financial liability measured at fair value.

On June 14, 2012, rights to be issued under the rights offering began trading on a “when issued” basis. On this date, the Company recognized an aggregate derivative financial liability of $688.4 million associated with the Company’s legal obligation to carry out the rights offering. This amount was comprised of $344.8 million attributable to rights held by the Company’s noncontrolling shareholders and $343.6 million attributable to rights held by Rio Tinto. Deficit was adjusted by a corresponding amount. Each reporting period the derivative financial liability is remeasured at fair value with changes being recognized in earnings. During the nine month period ended September 30, 2012, Turquoise Hill recognized a derivative gain of $194.7 million (2011 - $nil).

The derivative financial liability was settled as rights were exercised or expired unexercised. A total of $493.7 million was reclassified from the derivative financial liability to share capital, representing the fair value of rights exercised. At expiry, a total of $0.1 million was reclassified from the derivative financial liability to additional paid-in capital, representing the fair value of rights which expired unexercised.

Under the amendment to the Memorandum of Agreement, Rio Tinto confirmed that it would take up its full basic subscription privilege under the $1.8 billion rights offering with respect to its 51% shareholding, subject to certain conditions. Rio Tinto was committed to exercising its full basic subscription privilege regardless of whether or not the rights are in the money. Accordingly, the fair value of the derivative financial liability attributable to rights held by Rio Tinto was estimated using a forward contract pricing model, using the following assumptions:

	July 19, 2012	June 14, 2012

Theoretical ex-rights share price	$8.93	$9.52
Risk-free rate of return	0.00%	0.17%
Spot Cdn$ exchange rate	1.02	0.98

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	SHARE CAPITAL (Continued)

(e)	2011 Rights Offering (Continued)

The fair value of the derivative financial liability attributable to rights held by the Company’s noncontrolling shareholders was determined by reference to published market quotations for the rights.

(f)	2011 Rights Offering

In December 2010, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights offering, each shareholder of record as at December 31, 2010 received one right for each common share held. Every 100 rights held entitled the holder thereof to purchase 15 common shares of the Company at $13.88 per share or Cdn$13.93 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on January 26, 2011.

Upon the closing of the rights offering, the Company issued a total of 84,867,671 common shares for gross proceeds of $1.18 billion. Expenses and fees relating to the rights offering totalled approximately $27.3 million.

Under the terms of the rights offering, the monetary amount to be received by the Company upon the exercise of rights was not fixed. Each holder of rights could elect either the $13.88 or Cdn$13.93 subscription price. Furthermore, the Cdn$13.93 subscription price was not denominated in the Company’s U.S. dollar functional currency. Therefore, the pro rata distribution of rights to the Company’s shareholders was accounted for as a derivative financial liability measured at fair value.

On December 23, 2010, rights to be issued under the rights offering began trading on a “when issued” basis. On this date, the Company recognized a derivative financial liability of $901.9 million associated with the Company’s legal obligation to carry out the rights offering. Deficit was adjusted by a corresponding amount. Each reporting period the derivative financial liability was remeasured at fair value with changes being recognized in earnings. During the nine month period ended September 30, 2012, Turquoise Hill recognized a derivative loss of $nil (2011 - $432.5 million).

The derivative financial liability was settled as rights were exercised or expired unexercised. A total of $1.19 billion was reclassified from the derivative financial liability to share capital, representing the fair value of rights exercised. At expiry, a total of $5.7 million was reclassified from the derivative financial liability to additional paid-in capital, representing the fair value of rights which expired unexercised.

The fair value of the derivative financial liability was determined by reference to published market quotations for the rights.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	NONCONTROLLING INTERESTS

At September 30, 2012 there were noncontrolling interests in SouthGobi, Ivanhoe Australia and Oyu Tolgoi:

	Noncontrolling Interests
	SouthGobi	Ivanhoe Australia	Oyu Tolgoi (a)	Total
Balance, December 31, 2011	$283,716	$100,868	$(367,599)	$16,985

Noncontrolling interests’ share of loss	(24,212)	(41,667)	(15,233)	(81,112)
Noncontrolling interests’ share of other comprehensive (loss) income	(7,012)	2,856	10,196	6,040
Common share investments funded on behalf of noncontrolling interest (a)	-	-	149,464	149,464
Funded amounts repayable to the Company (a)	-	-	(149,464)	(149,464)
Changes in noncontrolling interests arising from changes in ownership interests	2,825	606	-	3,431

Balance, September 30, 2012	$255,317	$62,663	$(372,636)	$(54,656)

(a)

During 2011 and 2012, a subsidiary of the Company funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to a subsidiary of the Company via a pledge over Erdenes’ share of future Oyu Tolgoi dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to a subsidiary of the Company.

Common share investments in Oyu Tolgoi that are funded by a subsidiary of the Company on behalf of Erdenes are recorded as a reduction to the net carrying value of noncontrolling interest. As at September 30, 2012, the cumulative amounts of such funding and associated unrecognized interest were $259.6 million (December 31, 2011 - $110.1) and $11.0 million (December 31, 2011 - $1.0 million) respectively.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

13.	CASH FLOW INFORMATION

(a)	Reconciliation of net (loss) income to net cash flow used in operating activities

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011

Net income (loss)	$77,628	$2,383	$(333,345)	$(490,809)
Loss from discontinued operations	-	9,105	-	9,105
Items not involving use of cash
Stock-based compensation	15,353	14,753	74,022	53,375
Accretion expense	1,431	191	3,640	553
Depreciation	18,817	10,828	40,795	22,573
Accrued interest income	(2,625)	(315)	(7,662)	(6,420)
Interest expense	-	(742)	-	-
Financing costs	-	-	164,384	-
Unrealized losses on long-term investments	1,197	2,374	3,851	2,683
Realized gain on sale of long-term investments	(553)	-	(591)	(10,628)
Unrealized gains on other long-term investments	(28)	(729)	(10,943)	(2,124)
Realized gain on redemption of other long-term investments	(4,429)	(9)	(4,461)	(107)
Change in fair value of derivative	(176,158)	-	(194,664)	432,536
Change in fair value of embedded derivatives	(12,856)	(62,058)	(38,851)	(95,699)
Unrealized foreign exchange losses (gains)	(12,383)	35,208	(17,379)	31,703
Share of loss (income) of significantly influenced investees	6,131	19,341	26,688	(21,789)
Write-down of current assets	18,777	3,061	31,982	18,936
Write-down of carrying values of property, plant and equipment	2,288	-	2,288	-
Gain on settlement of note receivable	-	(102,995)	-	(102,995)
Net recovery on derecognition of property, plant and equipment	-	(2,925)	-	(2,925)
Write-down of carrying value of long-term investments	16,109	928	29,238	928
Deferred income taxes	(13,838)	2,521	(15,504)	(10,362)
Bonus shares	431	1,177	5,521	3,491
Net change in non-cash operating working capital items:
Decrease (increase) in:
Accounts receivable	11,317	(2,384)	43,149	(34,571)
Inventories	(45,051)	(19,925)	(134,691)	(65,279)
Prepaid expenses	22,940	(58,737)	4,005	(78,188)
(Decrease) increase in:
Accounts payable and accrued liabilities	(21,052)	18,635	(44,967)	31,681
Deferred revenue	(4,872)	-	-	-
Interest payable on long-term debt	(7,241)	5,858	2,626	3,831

Cash used in operating activities	$(108,667)	$(124,456)	$(370,869)	$(310,501)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Financing activities:
Rights offering (Note 11 (e) & (f))	$493,673	$-	$493,673	$1,193,064
Interest settlement on convertible debenture (Note 9)	-	-	4,000	4,011

	$493,673	$-	$497,673	$1,197,075

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SEGMENT DISCLOSURES

	Nine Months Ended September 30, 2012
	Oyu Tolgoi	Ivanhoe Australia (a)	SouthGobi (b)	Other Exploration	Corporate	Consolidated

REVENUE	$-	$40,238	$51,903	$-	$-	$92,141

COST OF SALES
Production and delivery	-	(28,111)	(49,604)	-	-	(77,715)
Depreciation and depletion	-	(4,080)	(33,749)	-	-	(37,829)
Write-down of carrying value of inventory	-	(8,671)	(10,792)	-	-	(19,463)
Write-down of carrying values of property, plant and equipment	-	-	(2,288)	-	-	(2,288)

	-	(40,862)	(96,433)	-	-	(137,295)
EXPENSES
Exploration	(52,399)	(104,532)	(32,014)	(12,570)	-	(201,515)
General and administrative	-	-	-	-	(130,765)	(130,765)
Depreciation	-	(2,643)	(163)	(122)	(38)	(2,966)
Accretion of asset retirement obligations	(1,462)	(1,693)	(388)	-	-	(3,543)
Write-down of current assets	-	-	(12,519)	-	-	(12,519)

TOTAL EXPENSES	(53,861)	(149,730)	(141,517)	(12,692)	(130,803)	(488,603)

OPERATING LOSS	(53,861)	(109,492)	(89,614)	(12,692)	(130,803)	(396,462)

OTHER INCOME (EXPENSES)
Interest income	4,687	3,285	346	55	7,052	15,425
Interest expense	-	-	(5,873)	(5)	(1,114)	(6,992)
Financing costs	-	-	-	-	(164,384)	(164,384)
Accretion of convertible credit facility	-	-	(97)	-	-	(97)
Foreign exchange (losses) gains	(464)	249	(1,725)	(184)	17,217	15,093
Unrealized losses on long-term investments	-	-	(3,851)	-	-	(3,851)
Realized gain on sale of long-term investments	-	553	38	-	-	591
Unrealized gains on other long-term investments	-	-	30	-	10,913	10,943
Realized gain on redemption of other long-term investments	-	-	-	-	4,461	4,461
Change in fair value of derivative	-	-	-	-	194,664	194,664
Change in fair value of embedded derivatives	-	-	38,851	-	-	38,851
Write-down of carrying value of long-term investments	-	(1,724)	(16,109)	-	(11,405)	(29,238)
Gain on settlement of note receivable	-	-	-	-	-	-
Net recovery on derecognition of property, plant and equipment	-	-	-	-	-	-

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(49,638)	(107,129)	(78,004)	(12,826)	(73,399)	(320,996)
(Provision) recovery of income taxes	(855)	(520)	8,710	(619)	7,623	14,339
Share of income (loss) of significantly influenced investees	-	289	(75)	-	(26,902)	(26,688)

NET LOSS FROM CONTINUING OPERATIONS	(50,493)	(107,360)	(69,369)	(13,445)	(92,678)	(333,345)
LOSS FROM DISCONTINUED OPERATIONS	-	-	-	-	-	-

NET LOSS	(50,493)	(107,360)	(69,369)	(13,445)	(92,678)	(333,345)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	15,233	41,667	24,212	-	-	81,112

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(35,260)	$(65,693)	$(45,157)	$(13,445)	$(92,678)	$(252,233)

CAPITAL EXPENDITURES	$1,924,207	$66,047	$86,306	$125	$9	$2,076,694

TOTAL ASSETS	$6,212,369	$252,879	$736,529	$9,849	$1,607,534	$8,819,160

(a)	During the nine months ended September 30, 2012, all of Ivanhoe Australia’s revenue arose from sales in Australia to three customers.

(b)

During the nine months ended September 30, 2012, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenues from the two largest customers were $21.3 million and $16.0 million, respectively.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended September 30, 2012
	Oyu Tolgoi	Ivanhoe Australia (a)	SouthGobi (b)	Other Exploration	Corporate	Consolidated

REVENUE	$-	$20,449	$3,338	$-	$-	$23,787

COST OF SALES
Production and delivery	-	(14,205)	(16,259)	-	-	(30,464)
Depreciation and depletion	-	(1,842)	(16,340)	-	-	(18,182)
Write-down of carrying value of inventory	-	(764)	(5,494)	-	-	(6,258)
Write-down of carrying values of property, plant and equipment	-	-	(2,288)	-	-	(2,288)

	-	(16,811)	(40,381)	-	-	(57,192)
EXPENSES
Exploration	(17,029)	(26,203)	(6,512)	(5,595)	-	(55,339)
General and administrative	-	-	-	-	(18,261)	(18,261)
Depreciation	-	(553)	(53)	(25)	(4)	(635)
Accretion of asset retirement obligations	(698)	(569)	(130)	-	-	(1,397)
Write-down of current assets	-	-	(12,519)	-	-	(12,519)

TOTAL EXPENSES	(17,727)	(44,136)	(59,595)	(5,620)	(18,265)	(145,343)

OPERATING LOSS	(17,727)	(23,687)	(56,257)	(5,620)	(18,265)	(121,556)

OTHER INCOME (EXPENSES)
Interest income	1,483	427	90	26	2,688	4,714
Interest expense	-	-	(3,914)	(4)	(352)	(4,270)
Financing costs	-	-	-	-	-	-
Accretion of convertible credit facility	-	-	(34)	-	-	(34)
Foreign exchange gains (losses)	851	50	235	(99)	12,814	13,851
Unrealized losses on long-term investments	-	-	(1,197)	-	-	(1,197)
Realized gain on sale of long-term investments	-	553	-	-	-	553
Unrealized gains on other long-term investments	-	-	-	-	28	28
Realized gain on redemption of other long-term investments	-	-	-	-	4,429	4,429
Change in fair value of derivative	-	-	-	-	176,158	176,158
Change in fair value of embedded derivatives	-	-	12,856	-	-	12,856
Write-down of carrying value of long-term investments	-	-	(16,109)	-	-	(16,109)
Gain on settlement of note receivable	-	-	-	-	-	-
Net recovery on derecognition of property, plant and equipment	-	-	-	-	-	-

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(15,393)	(22,657)	(64,330)	(5,697)	177,500	69,423
(Provision) recovery of income taxes	(337)	-	6,748	(6)	7,931	14,336
Share of income (loss) of significantly influenced investees	-	580	(21)	-	(6,690)	(6,131)

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(15,730)	(22,077)	(57,603)	(5,703)	178,741	77,628
LOSS FROM DISCONTINUED OPERATIONS	-	-	-	-	-	-

NET (LOSS) INCOME	(15,730)	(22,077)	(57,603)	(5,703)	178,741	77,628
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	4,882	8,739	23,015	-	-	36,636

NET (LOSS) INCOME ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(10,848)	$(13,338)	$(34,588)	$(5,703)	$178,741	$114,264

CAPITAL EXPENDITURES	$605,010	$27,035	$15,861	$7	$2	$647,915

TOTAL ASSETS	$6,212,369	$252,879	$736,529	$9,849	$1,607,534	$8,819,160

(a)	During the three months ended September 30, 2012, all of Ivanhoe Australia’s revenue arose from sales in Australia to two customers.

(b)	During the three months ended September 30, 2012, all of SouthGobi’s revenue arose from coal sales in Mongolia to one customer.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SEGMENT DISCLOSURES (Continued)

	Nine Months Ended September 30, 2011
	Oyu Tolgoi	Ivanhoe Australia (a)	SouthGobi (b)	Other Exploration	Corporate	Consolidated

REVENUE	$-	$-	$127,985	$-	$-	$127,985

COST OF SALES
Production and delivery	-	-	(84,571)	-	-	(84,571)
Depreciation and depletion	-	-	(20,521)	-	-	(20,521)
Write-down of carrying value of inventory	-	-	(18,936)	-	-	(18,936)
Write-down of carrying values of property, plant and equipment	-	-	-	-	-	-

	-	-	(124,028)	-	-	(124,028)
EXPENSES
Exploration	(17,478)	(120,470)	(43,622)	(12,790)	-	(194,360)
General and administrative	-	-	-	-	(66,151)	(66,151)
Depreciation	(130)	(1,256)	(228)	(353)	(85)	(2,052)
Accretion of asset retirement obligations	(310)	-	(200)	-	-	(510)
Write-down of current assets	-	-	-	-	-	-

TOTAL EXPENSES	(17,918)	(121,726)	(168,078)	(13,143)	(66,236)	(387,101)

OPERATING LOSS	(17,918)	(121,726)	(40,093)	(13,143)	(66,236)	(259,116)

OTHER INCOME (EXPENSES)
Interest income	3,951	5,495	1,047	32	4,846	15,371
Interest expense	-	-	(8,495)	-	(1,123)	(9,618)
Financing costs	-	-	-	-	-	-
Accretion of convertible credit facility	-	-	(43)	-	-	(43)
Foreign exchange gains (losses)	2,820	(43)	(188)	55	(32,793)	(30,149)
Unrealized losses on long-term investments	-	-	(2,683)	-	-	(2,683)
Realized gain on sale of long-term investments	-	-	-	-	10,628	10,628
Unrealized (losses) gains on other long-term investments	-	-	(254)	-	2,378	2,124
Realized gain on redemption of other long-term investments	-	-	-	-	107	107
Change in fair value of derivative	-	-	-	-	(432,536)	(432,536)
Change in fair value of embedded derivatives	-	-	95,699	-	-	95,699
Write-down of carrying value of long-term investments	-	-	-	-	(928)	(928)
Gain on settlement of note receivable	-	-	-	-	102,995	102,995
Net recovery on derecognition of property, plant and equipment	-	-	2,925	-	-	2,925

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(11,147)	(116,274)	47,915	(13,056)	(412,662)	(505,224)
(Provision) recovery of income taxes	(5)	(725)	5,130	31	(2,700)	1,731
Share of income (loss) of significantly influenced investees	-	39,877	-	-	(18,088)	21,789

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(11,152)	(77,122)	53,045	(13,025)	(433,450)	(481,704)
LOSS FROM DISCONTINUED OPERATIONS	-	-	-	-	(9,105)	(9,105)

NET (LOSS) INCOME	(11,152)	(77,122)	53,045	(13,025)	(442,555)	(490,809)
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	8,102	25,170	(27,026)	-	-	6,246

NET (LOSS) INCOME ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(3,050)	$(51,952)	$26,019	$(13,025)	$(442,555)	$(484,563)

CAPITAL EXPENDITURES	$1,662,569	$14,643	$171,334	$515	$43	$1,849,104

TOTAL ASSETS	$3,490,154	$282,397	$929,827	$13,402	$923,016	$5,638,796

(a)

During the nine months ended September 30, 2011, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenues for the three largest customers were $51.7 million, $30.1 million and $26.7 million, respectively.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended September 30, 2011
	Oyu Tolgoi	Ivanhoe Australia (a)	SouthGobi (b)	Other Exploration	Corporate	Consolidated

REVENUE	$-	$-	$60,491	$-	$-	$60,491

COST OF SALES
Production and delivery	-	-	(40,997)	-	-	(40,997)
Depreciation and depletion	-	-	(9,991)	-	-	(9,991)
Write-down of carrying value of inventory	-	-	(3,061)	-	-	(3,061)
Write-down of carrying values of property, plant and equipment	-	-	-	-	-	-

	-	-	(54,049)	-	-	(54,049)
EXPENSES
Exploration	(6,381)	(47,086)	(21,002)	(5,089)	-	(79,558)
General and administrative	-	-	-	-	(21,390)	(21,390)
Depreciation	(44)	(580)	(87)	(122)	(4)	(837)
Accretion of asset retirement obligations	(103)	-	(73)	-	-	(176)
Write-down of current assets	-	-	-	-	-	-

TOTAL EXPENSES	(6,528)	(47,666)	(75,211)	(5,211)	(21,394)	(156,010)

OPERATING LOSS	(6,528)	(47,666)	(14,720)	(5,211)	(21,394)	(95,519)

OTHER INCOME (EXPENSES)
Interest income	1,755	1,340	265	8	1,952	5,320
Interest expense	-	-	(1,560)	-	(375)	(1,935)
Financing costs	-	-	-	-	-	-
Accretion of convertible credit facility	-	-	(15)	-	-	(15)
Foreign exchange gains (losses)	680	(5)	(200)	8	(36,035)	(35,552)
Unrealized losses on long-term investments	-	-	(2,374)	-	-	(2,374)
Realized gain on sale of long-term investments	-	-	-	-	-	-
Unrealized (losses) gains on other long-term investments	-	-	(75)	-	804	729
Realized gain on redemption of other long-term investments	-	-	-	-	9	9
Change in fair value of derivative	-	-	-	-	-	-
Change in fair value of embedded derivatives	-	-	62,058	-	-	62,058
Write-down of carrying value of long-term investments	-	-	-	-	(928)	(928)
Gain on settlement of note receivable	-	-	-	-	102,995	102,995
Net recovery on derecognition of property, plant and equipment	-	-	2,925	-	-	2,925

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(4,093)	(46,331)	46,304	(5,195)	47,028	37,713
(Provision) recovery of income taxes	-	(108)	(6,203)	45	(618)	(6,884)
Share of loss of significantly influenced investees	-	(11,044)	-	-	(8,297)	(19,341)

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(4,093)	(57,483)	40,101	(5,150)	38,113	11,488
LOSS FROM DISCONTINUED OPERATIONS	-	-	-	-	(9,105)	(9,105)

NET (LOSS) INCOME	(4,093)	(57,483)	40,101	(5,150)	29,008	2,383
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	3,070	20,614	(18,734)	-	-	4,950

NET (LOSS) INCOME ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(1,023)	$(36,869)	$21,367	$(5,150)	$29,008	$7,333

CAPITAL EXPENDITURES	$648,433	$11,369	$59,176	$(145)	$2	$718,835

TOTAL ASSETS	$3,490,154	$282,397	$929,827	$13,402	$923,016	$5,638,796

(a)

During the three months ended September 30, 2011, all of SouthGobis revenue arose from coal sales in Mongolia. Revenues for the three largest customers were $23.4 million, $13.6 million and $13.0 million, respectively.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	FAIR VALUE ACCOUNTING

The ASC establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at September 30, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$30,000	$30,000	$-	$-
Long-term investments	39,747	39,747	-	-
Other long-term investments	286,312	-	-	286,312

	$356,059	$69,747	$-	$286,312

Liabilities:
Embedded derivative liability	$9,537	$-	$9,537	$-

	$9,537	$-	$9,537	$-

	Fair Value at December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$-	$-	$-	$-
Long-term investments	76,068	76,068	-	-
Other long-term investments	317,325	44,970	-	272,355

	$393,393	$121,038	$-	$272,355

Liabilities:
Embedded derivative liability	$48,388	$-	$48,388	$-

	$48,388	$-	$48,388	$-

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	FAIR VALUE ACCOUNTING (Continued)

The Company’s short-term and long-term investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices of certain investments.

The Company’s other long-term investments are classified within levels 1 and 3 of the fair value hierarchy and consist of Long-Term Notes, T-Bill, tax prepayments, convertible bonds and Money Market investments.

The Company’s embedded derivative liability, included within the convertible credit facility (Note 9), is classified within level 2 of the fair value hierarchy as it is determined using a Monte Carlo simulation valuation model, which uses readily observable market inputs.

The table below sets forth a summary of changes in the fair value of the Company’s level 3 financial assets for the nine months ended September 30, 2012.

	Long-Term Notes	T-Bill	Tax Prepayments	Convertible Bonds	Totals
Balance, December 31, 2010	$29,763	$80,394	$36,486	$-	$146,643

Additions	-	-	100,000	15,000	115,000
Accrued interest	-	2,930	1,903	-	4,833
Foreign exchange losses	(604)	-	-	-	(604)
Fair value redeemed	(106)	-	-	-	(106)
Unrealized gains (losses) included in other comprehensive income	-	5,024	(2,286)	-	2,738
Unrealized gains included in earnings	3,224	-	-	627	3,851

Balance, December 31, 2011	$32,277	$88,348	$136,103	$15,627	$272,355

Accrued interest	-	2,244	2,016	-	4,260
Foreign exchange gains	92	-	-	-	92
Fair value redeemed	(31,296)	-	-	-	(31,296)
Unrealized gains included in other comprehensive income	-	14,808	15,180	-	29,988
Unrealized gains included in earnings	8,876	-	-	2,037	10,913

Balance, September 30, 2012	$9,949	$105,400	$153,299	$17,664	$286,312

16.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

(a)

Turquoise Hill is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Turquoise Hill does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

(b)

Turquoise Hill is exposed to interest rate risk with respect to the variable rates of interest incurred on the interim funding facility (Note 10 (a)) and cash and cash equivalents. Interest rate risk is concentrated in Canada. Turquoise Hill does not mitigate the balance of this risk.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

17.	CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

Share Information Common shares of Turquoise Hill Resources Ltd. are listed for trading under the symbol TRQ on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.turquoisehill.com

(formerly Ivanhoe Mines Ltd.)

Interim Report for the three and nine month periods ended September 30, 2012.

Share Capital

As at November 14, 2012, the Company had approximately 1.0 billion common shares issued and outstanding and warrants and stock options outstanding for approximately 94.1 million additional common shares.

Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Jason Combes Media: Tony Shaffer Suite 615-999 Canada Place Vancouver, B.C., Canada V6C 3E1 Email: info@turquoisehill.com Tel: (604) 688-5755

INTRODUCTION

This discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.) should be read in conjunction with the unaudited consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the three- and nine-month periods ended September 30, 2012, and with the audited consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the year ended December 31, 2011. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.

References to “C$” refer to Canadian dollars, “A$” to Australian dollars, and “$” to United States dollars.

This MD&A contains forward-looking statements. Please refer to the cautionary language commencing on page 23.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 20.

The effective date of this MD&A is November 14, 2012.

OVERVIEW

TURQUOISE HILL ANNOUNCES FINANCIAL RESULTS

AND REVIEW OF OPERATIONS FOR THE THIRD QUARTER OF 2012

HIGHLIGHTS

—	Overall phase-one construction at Oyu Tolgoi reached 96% completion at the end of Q3’12.

—	In early November 2012, Oyu Tolgoi signed a binding power purchase agreement with the Inner Mongolia Power Corporation to supply power to the Oyu Tolgoi mine.

—

Oyu Tolgoi has begun a seven week commissioning of ore-processing equipment with first concentrate production expected to follow within one month and the start of commercial production expected three to five months thereafter.

—	A total of 5.2 million tonnes of ore from the Oyu Tolgoi mine was stockpiled and 56,000 tonnes of ore were sent through the primary crusher to the coarse ore storage building during Q3’12.

—	Turquoise Hill completed a highly successful rights offering in Q3’12 yielding $1.8 billion in gross proceeds.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

—	In October 2012, Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC rejected a request from the Government of Mongolia to renegotiate the Oyu Tolgoi Investment Agreement.

—

During Q3’12, SouthGobi announced changes to its Board of Directors, accepting the resignations of Edward Flood, the Honourable Robert Hanson, Chairman Peter Meredith and Alexander Molyneux and subsequently appointed Lindsay Dove, Sean Hinton, Kay Priestly, Brett Salt and Kelly Sanders. Kay Priestly was appointed Chairman of the Board.

—

SouthGobi announced senior management changes during Q3’12 and early Q4’12, including the appointment of Ross Tromans as President and Chief Executive Officer following the departure of Alexander Molyneux, former President and Chief Executive Officer, and the departures of Curtis Church, former Chief Operating Officer, and Matthew O’Kane, former Chief Financial Officer.

—	In September 2012, Turquoise Hill and Chalco terminated the SouthGobi lock-up agreement and proportional takeover offer due to the regulatory approvals timeframe.

—	Ivanhoe Australia’s Osborne copper-gold mine is on target to achieve mill throughput at the upper end of the 700,000 to 800,000 tonnes of ore range for 2012.

—	Turquoise Hill’s consolidated cash position was $1.7 billion at September 30, 2012 and approximately $1.5 billion at November 14, 2012.

2

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

INDEX

The MD&A is comprised of the following sections:

1.	Selected Quarterly Data

2.	Review of Operations

A.	Core Interests and Activities

i. ii. iii. iv. v.	Mongolia – Oyu Tolgoi Mongolia – SouthGobi Australia – Ivanhoe Australia Kazakhstan – Altynalmas Gold Other Exploration

B.	Corporate Activities

C.	Discontinued Operations

D.	Administrative and Other

3.	Liquidity and Capital Resources

4.	Share Capital

5.	Outlook

6.	Off-Balance-Sheet Arrangements

7.	Contractual Obligations

8.	Changes in Accounting Policies

9.	Critical Accounting Estimates

10.	Recent Accounting Pronouncements

11.	International Financial Reporting Standards

12.	Risks and Uncertainties

13.	Related-Party Transactions

14.	Changes in Internal Control over Financial Reporting

15.	Qualified Person

16.	Cautionary Statements

17.	Forward-Looking Statements

3

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

1. SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)		Quarter Ended

	Sep-30 2012	Jun-30 2012	Mar-31 2012	Dec-31 2011

Revenue	$23.8	$28.2	$40.2	$51.0
Cost of sales	(57.2)	(49.7)	(30.4)	(44.2)
Exploration expenses	(55.3)	(65.1)	(76.8)	(88.2)
General and administrative	(18.3)	(81.0)	(31.5)	(34.6)
Financing costs	-	(168.7)	-	-
Foreign exchange gains (losses)	13.9	(8.7)	9.9	13.3
Change in fair value of derivative	176.2	18.5	-	-
Change in fair value of embedded derivatives	12.9	26.8	(0.8)	10.8
Net income (loss) from continuing operations to parent	114.3	(285.9)	(80.6)	(85.8)
Income (loss) from discontinued operations to parent	-	-	-	-
Net income (loss) attributable to parent	114.3	(285.9)	(80.6)	(85.8)
Net income (loss) per share - basic
Continuing operations	$0.12	($0.35)	($0.10)	($0.04)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	$0.12	($0.35)	($0.10)	($0.04)

Net income (loss) per share - diluted
Continuing operations	$0.12	($0.35)	($0.10)	($0.04)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	$0.12	($0.35)	($0.10)	($0.04)

	Sep-30 2011	Jun-30 2011	Mar-31 2011	Dec-31 2010

Revenue	$60.5	$47.3	$20.2	$41.6
Cost of sales	(54.0)	(49.7)	(20.3)	(46.4)
Exploration expenses	(79.6)	(68.6)	(46.2)	(59.6)
General and administrative	(21.4)	(19.5)	(25.3)	(46.4)
Foreign exchange gains (losses)	(35.6)	2.3	3.2	6.6
Change in fair value of derivative	-	-	(432.5)	135.7
Change in fair value of embedded derivatives	62.1	70.4	(36.8)	(20.0)
Gain on settlement of note receivable	103.0	-	-	-
Net income (loss) from continuing operations to parent	16.4	0.6	(492.5)	37.3
Income (loss) from discontinued operations to parent	(9.1)	-	-	-
Net (loss) income attributable to parent	7.3	0.6	(492.5)	37.3
Net income (loss) per share - basic
Continuing operations	$0.02	$0.00	($0.73)	$0.06
Discontinued operations	($0.01)	$0.00	$0.00	$0.00
Total	$0.01	$0.00	($0.73)	$0.06

Net income (loss) per share - diluted
Continuing operations	$0.02	$0.00	($0.73)	$0.06
Discontinued operations	($0.01)	$0.00	$0.00	$0.00
Total	$0.01	$0.00	($0.73)	$0.06

4

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

2. REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on copper, gold and coal mines in Central Asia and the Asia Pacific region. Turquoise Hill’s principal operations include:

—	A 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi), whose principal asset is the Oyu Tolgoi copper-gold mine under construction in southern Mongolia.

—

A 57.6% interest in SouthGobi Resources Ltd. (SouthGobi), which owns the Ovoot Tolgoi mine in southern Mongolia and is conducting exploration and development programs at other Mongolian coal prospects.

—

A 58.7% interest in Ivanhoe Australia Limited (Ivanhoe Australia), which joined the ranks of producing companies with the start of copper and gold production at its Osborne processing plant in late February 2012 and also is progressing its other projects in the Cloncurry region of Queensland, Australia.

—	A 50% interest in Altynalmas Gold, which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in northeastern Kazakhstan.

In Q3’12, Turquoise Hill recorded net income of $114.3 million ($0.12 per share), compared to net income of $7.3 million ($0.01 per share) in Q3’11, which was a change of $107.0 million. Results for Q3’12 included $55.3 million in exploration expenses; $57.2 million in cost of sales; $18.3 million in general and administrative expenses; $12.5 million write-down of current assets; $4.3 million in interest expense; a $6.1 million share of loss of significantly influenced investees; and a $16.1 million write-down of carrying value of long-term investments. These amounts were offset by $23.8 million in revenue; a $12.9 million change in the fair value of SouthGobi’s embedded derivatives; $176.2 million change in the fair value of the derivative on the 2012 rights offering; $4.7 million in interest income; $13.9 million in foreign exchange gains and $36.6 million of net loss attributable to non-controlling interests.

Turquoise Hill’s cash position, on a consolidated basis at September 30, 2012, was $1.7 billion. As at November 14, 2012, Turquoise Hill’s consolidated cash position was approximately $1.5 billion.

A.	CORE INTERESTS AND ACTIVITIES

The main activities of Turquoise Hill during Q3’12 were the ongoing construction of the Oyu Tolgoi mining complex, the copper and gold production at Ivanhoe Australia’s Osborne complex and exploration activities concentrated in Australia and Mongolia. Activities at SouthGobi’s Ovoot Tolgoi coal mine were fully curtailed in Q3’12.

In Q3’12, Turquoise Hill capitalized $638.4 million in additions to property, plant and equipment compared to $802.2 million in Q3’11. The majority of the Q3’12 additions in property, plant and equipment were at the Oyu Tolgoi mine ($600.2 million).

Exploration expenses of $55.3 million in Q3’12 decreased by $24.3 million from $79.6 million in Q3’11. Exploration expenses included $25.7 million spent in Mongolia ($30.1 million in Q3’11), primarily for Oyu Tolgoi and SouthGobi’s Ovoot Tolgoi and Soumber deposits, and $26.2 million incurred by Ivanhoe Australia ($47.1 million in Q3’11). Exploration costs are charged to operations in the period incurred until it is determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized.

5

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

MONGOLIA

OYU TOLGOI COPPER-GOLD MINE (66% owned)

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

During Q3’12, additions to property, plant and equipment for the Oyu Tolgoi mine totalled $600.2 million, which included development costs. In Q3’12, Oyu Tolgoi incurred exploration expenses of $17.0 million, compared to $6.4 million incurred in Q3’11.

The Oyu Tolgoi mine initially is being developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, is being constructed to process ore mined from the Southern Oyu open pit. In conjunction with the surface activities, an 85,000-tonne-per-day underground block-cave mine also is being developed at the Hugo North Deposit which is expected to commence operations in 2016.

Oyu Tolgoi concludes power purchase agreement

Turquoise Hill announced on November 5, 2012, that Oyu Tolgoi LLC had signed a binding power purchase agreement with the Inner Mongolia Power Corporation to supply power to the Oyu Tolgoi mine. With the conclusion of the power agreement, Oyu Tolgoi has begun a seven-week commissioning of the ore-processing equipment. First concentrate production is expected to follow within one month and the commencement of commercial production is expected three to five months thereafter.

The Oyu Tolgoi Investment Agreement recognized that the reliable supply of electrical power is critical to the mine. The agreement also confirmed that Turquoise Hill has the right to obtain electrical power from inside or outside Mongolia, including China, to meet its initial electrical power requirements for up to four years after Oyu Tolgoi begins commercial production. The agreement established that a) Turquoise Hill has the right to build or sub-contract construction of a coal-fired power plant at an appropriate site in Mongolia’s South Gobi Region to supply Oyu Tolgoi and b) all of the mine’s power requirements would be sourced from within Mongolia no later than four years after the start of commercial production. Turquoise Hill continues to evaluate the development of a dedicated power plant.

Phase-one construction of the Oyu Tolgoi mine 96% complete at the end of Q3’12

Construction of the Oyu Tolgoi mine’s first phase of development reached 96% completion at the end of Q3’12. Total capital invested in the construction of the first phase of the Oyu Tolgoi mine to the end of Q3’12 was approximately $5.6 billion. The final cost for the phase-one capital project is expected to be approximately $6.2 billion, or 3% over the initial budget, excluding foreign-exchange exposures.

Among major updates for Q3’12 and plans for Q4’12:

—

Since the commencement of mining ore in late Q2’12, a total of 5.2 million tonnes of ore has been stockpiled at the end of Q3’12. Also 56,000 tonnes have been sent through the primary crusher to the coarse ore storage building in Q3’12.

6

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

—

The construction and stringing of the electrical transmission lines for initial power to Oyu Tolgoi were completed in both Mongolia and China. The lines were successfully tested with full power loads in Q3’12 and following the signing of the binding power purchase agreement in early November 2012 are now energized.

—	Pre-commissioning of the primary crusher, overland conveyor and coarse-ore stockpile circuits was completed in Q3’12 with the first ore delivered to the crusher in July 2012.

—	Construction of the concentrator was 99% complete at the end of Q3’12.

—	Line #1 of the concentrator was substantially completed in Q3’12, and Line #2 is on track to be completed in Q4‘12.

—	Underground lateral development at the Hugo North Deposit was restarted during Q3’12 as planned following the completion of the hoisting equipment upgrade at Shaft #1.

—

Construction of Shaft #2 at the Hugo North Deposit is progressing well with the headframe reaching its final height of 96 metres in Q2’12. The headframe and ancillary buildings were 99% complete at the end of Q3’12. Shaft-sinking activities began in December 2011, and the depth of the shaft is now approximately 720 metres below surface.

—

Construction of off-site facilities and infrastructure reached 92% completion at the end of Q3’12 and was slightly behind schedule. This was due to delays during the building of the Oyu Tolgoi-Gashuun Sukhait road to the Mongolia-China border and the Khanbumbat permanent airport, near the Oyu Tolgoi mine. The road and airport contractors remobilized in March 2012 and work is progressing. Facilities required for the production of first ore are on schedule.

—

Long-term sales contracts have been signed for 75% of the Oyu Tolgoi mine’s concentrate production in the first three years, while 50% of concentrate production is contracted for ten years (subject to renewals). In addition to the signed contracts, in early November 2012, Oyu Tolgoi committed in principle, subject to the conclusion of detailed sales contracts, up to 25% of concentrate available for export would be made available at international terms to smelters in Inner Mongolia for the first ten years.

Underground feasibility study

The underground feasibility study is ongoing and is now expected to be released in the first half of 2013. The study team is currently evaluating the optimum development plan and updating various sensitivity cases. Capital approvals for underground development will likely be approved in distinct stages.

Rio Tinto and Turquoise Hill working to complete international project finance package

Both Turquoise Hill and Rio Tinto have been actively engaged with lenders to refine the overall financing plan and term sheet with the aim of raising $3 billion to $4 billion. Work is ongoing with the majority of terms agreed with the lenders, and Turquoise Hill anticipates funding in the first half of 2013.

The Environmental and Social Impact Assessment undertaken as part of the project finance process was publically disclosed in August 2012. Public disclosure of this assessment is a precondition to lenders submitting the funding proposal to their respective boards.

Skills training programs preparing Mongolians for jobs

The Oyu Tolgoi mine’s staffing strategy continues to focus on the utilization of Mongolian men and women whose skills are being developed, and who are receiving training throughout the construction phase. As of the end of September 2012, the Oyu Tolgoi mine had a workforce of approximately 15,150, which included about 12,000 Mongolians.

7

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Oyu Tolgoi LLC has committed more than $126 million in funding over five years for education and training programs in Mongolia. The majority of the projects and initiatives under this funding are targeting the building of a Mongolian talent pipeline for the future.

Request to renegotiate Investment Agreement rejected

In October 2012, the Company, Rio Tinto and Oyu Tolgoi LLC, rejected a request from the Government of Mongolia to renegotiate the Oyu Tolgoi Investment Agreement. The rejection followed the receipt of a letter from the Minister of Mining requesting the parties renegotiate the landmark agreement that was signed in October 2009 and became fully effective in March 2010.

In its proposed 2013 budget, the Government of Mongolia has included revenue from the application of a progressive royalty scheme to Oyu Tolgoi. However, the Investment Agreement provides a stabilized royalty rate of 5% over the life of the agreement and specifies that new laws made after its signing will not apply to Oyu Tolgoi. Any change to Oyu Tolgoi’s royalty rate would require the agreement of all parties to the Investment Agreement.

As recently as October 2011, the Mongolian Government reaffirmed that the Investment Agreement was signed in full compliance with all laws and regulations of Mongolia.

Development drilling continued in Q3’12

During Q3’12, Oyu Tolgoi LLC completed a total of 5,949 metres of development drilling and 1,937 metres of Shaft #4 characterisation drilling. Surface-resource definition infill drilling in the Hugo North initial cave area continued with 4,012 metres completed. There was no underground drilling in Q3’12 due to the upgrading of hoisting equipment at Shaft #1. Underground drilling is expected to resume in late October 2012.

Exploration drilling continued in Q3’12

Oyu Tolgoi LLC continued its exploration drilling program during Q3’12, completing 6,462 metres of surface exploration drilling. This included 1,532 metres of diamond drilling on the Oyu Tolgoi mining licence, 2,212 metres of diamond drilling on Entrée Gold’s Javkhlant mining licence and 2,718 metres of polycrystalline compact diamond (PCD) drilling on Entrée Gold’s Shivee mining licence. At the end of Q3’12, there were two exploration drill rigs in operation. One rig was drilling a conceptual target located east of the Heruga North Deposit while the other was drilling a geophysical target 1.3 kilometres northeast of the northern end of the Hugo North Deposit.

During Q3’12, drilling at the Heruga North Deposit was completed. Data is now being compiled in preparation for a resource estimate.

8

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

MONGOLIA

SOUTHGOBI RESOURCES (57.6% owned)

Turquoise Hill and Chalco terminate SouthGobi lock-up agreement and proportional takeover bid due to approvals timeframe

On September 3, 2012, Turquoise Hill announced the termination of the lock-up agreement entered into with Aluminum Corporation of China Limited (Chalco) on April 1, 2012, pursuant to which Turquoise Hill agreed to tender its shares in SouthGobi into a proportional takeover offer to be made by Chalco for up to 60%, but not less than 56%, of the shares in SouthGobi. After careful consideration, both Turquoise Hill and Chalco concluded that the proposed transaction had minimal prospect of obtaining the necessary regulatory approvals within an acceptable timeframe. As a result, Turquoise Hill and Chalco agreed to terminate the lock-up agreement, including Chalco’s obligation to make a proportional offer.

Following termination of the lock-up agreement, Turquoise Hill is working with SouthGobi to improve performance of SouthGobi’s business and more fully recognize SouthGobi’s operating potential.

Sales and operations at SouthGobi’s Ovoot Tolgoi coal mine

SouthGobi’s Ovoot Tolgoi mine is in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.

SouthGobi’s mining activities at Ovoot Tolgoi remained fully curtailed throughout Q3’12 to manage coal inventories and to maintain efficient working capital levels. As a result, SouthGobi did not commit any new capital expenditures and curtailed exploration activities to preserve its financial resources. SouthGobi’s operations continue to be impacted by the softening of inland China coking coal markets and customers were reluctant to enter into new sales contracts. SouthGobi anticipates that its operations will most likely remain fully curtailed in Q4’12; however, it continues to seek opportunities through cost reductions to be able to respond to any improvement in demand and prices.

Due to these events, Turquoise Hill conducted an impairment analysis whereby the carrying values of its property, plant and equipment related to the Ovoot Tolgoi mine were assessed. The analysis did not result in the identification of an impairment. The estimates and assumptions incorporated in the impairment analysis are subject to certain risks and uncertainties which may materially affect the future net cash flows expected to be generated.

Revenue decreased to $3.3 million for Q3’12 from $60.5 million for Q3’11. During Q3’12, SouthGobi sold 0.31 million tonnes of coal at an average realized selling price of $15.79 per tonne compared to sales of 1.37 million tonnes of coal at an average realized selling price of $54.01 per tonne in Q3’11. In Q3’12, SouthGobi sold higher-ash stockpiles to satisfy existing sales contracts. The decrease in the average realized selling price in the Q3’12 is primarily related to SouthGobi’s sales mix – only higher-ash coals were sold in Q3’12 – and the significant reduction in SouthGobi’s selling prices for higher-ash coals.

On April 16, 2012, SouthGobi announced that Mineral Resources Authority of Mongolia (MRAM) held a news conference announcing a request to suspend exploration and mining activity on certain licences owned by SouthGobi Sands LLC, a wholly-owned subsidiary of SouthGobi Resources Ltd. The request for suspension included the mining licence pertaining to the Ovoot Tolgoi mine. SouthGobi never received any formal notification of license suspension from MRAM. On September 6, 2012, SouthGobi received official notification from MRAM confirming that as of September 4, 2012 all exploration and mining licences held by SouthGobi were in good standing.

9

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Subsequent to Q3’12, SouthGobi noted several articles in Mongolian and international media regarding allegations against SouthGobi and some of its employees. To date, neither SouthGobi nor any of its employees have been charged with any wrongdoing. SouthGobi and its employees continue to cooperate with the Mongolian government agencies, including the Independent Authority Against Corruption, in their ongoing investigations.

Notice of Investment Dispute

On July 11, 2012, SouthGobi announced that SGQ Coal Investment Pte. Ltd., a wholly-owned subsidiary of SouthGobi Resources Ltd. that owns 100% of SouthGobi’s Mongolian operating subsidiary SouthGobi Sands LLC, filed a Notice of Investment Dispute on the Government of Mongolia pursuant to the Bilateral Investment Treaty between Singapore and Mongolia. SouthGobi has filed the Notice of Investment Dispute following a determination by management that they have exhausted all other possible means to resolve an ongoing investment dispute between SouthGobi Sands LLC and the Mongolian authorities.

The Notice of Investment Dispute consists of, but is not limited to, the failure by MRAM to execute pre-mining agreements (PMA), associated with certain exploration licences held by SouthGobi, pursuant to which valid PMA applications had been lodged in 2011. The areas covered by the valid PMA applications include the Zag Suuj Deposit and certain areas associated with the Soumber Deposit outside the existing mining licence.

The Notice of Investment Dispute triggers the dispute resolution process under the Bilateral Investment Treaty whereby the Mongolian Government has a six-month cure period from the date of receipt of the notice to satisfactorily resolve the dispute through negotiations. If the negotiations are not successful, SouthGobi will be entitled to commence conciliation/arbitration proceedings under the auspices of the International Centre for Settlement of Investment Disputes (ICSID) pursuant to the Bilateral Investment Treaty. However, in the event that the Government of Mongolia fails to negotiate, ICSID arbitration proceedings may be accelerated before the six months have expired. Discussions between SouthGobi and the Government of Mongolia are ongoing.

Activities historically carried out on the exploration licences with valid PMA applications include drilling, trenching and geological reconnaissance. SouthGobi has no immovable assets located on these licences and the loss of any or all of these licences would not materially and adversely affect the existing operations.

Board of Directors and Management changes

On September 4, 2012, SouthGobi announced changes to its Board of Directors, accepting the resignations of Edward Flood, the Honourable Robert Hanson and Chairman Peter Meredith and subsequently appointed Lindsay Dove, Sean Hinton, Kay Priestly, Brett Salt and Kelly Sanders. Kay Priestly also was appointed Chairman of the Board. On September 17, 2012, Alexander Molyneux tendered his resignation as a director of SouthGobi. Further, on November 8, 2012, Ross Tromans was appointed an Executive Director.

SouthGobi also announced senior management changes during Q3’12 and early Q4’12, with the departures of Alexander Molyneux, former President and Chief Executive Officer, and Curtis Church, former Chief Operating Officer. Ross Tromans was appointed as President and Chief Executive Officer and will also assume the duties formerly handled by the Chief Operating Officer. On November 5, 2012, Matthew O’Kane resigned as SouthGobi’s Chief Financial Officer.

Sale of Tsagaan Tolgoi cancelled

On August 29, 2012, SouthGobi announced that the proposed sale of the Tsagaan Tolgoi Deposit to Modun Resources Limited had been cancelled by mutual agreement of both parties.

10

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

AUSTRALIA

IVANHOE AUSTRALIA (58.7% owned)

Ivanhoe Australia commenced copper and gold production in late February 2012 at the Osborne processing complex in northwestern Queensland. Two other projects – the Merlin molybdenum and rhenium project and the Mount Elliott copper-gold project – are in various stages of development and study. All the projects are on granted mining leases.

In late May 2012, Ivanhoe Australia announced it was undertaking a strategic and business review focused on identifying and implementing the actions required to position the business for future growth and improve shareholder value. In August 2012, Ivanhoe Australia released the results of the strategic and business review. The review confirmed Ivanhoe Australia’s goal to build a profitable mid-tier mining company.

The review identified approximately A$70 million of capital expenditure savings over the next two years and approximately A$45 million of annual operating and overhead costs savings.

Ivanhoe Australia incurred exploration expenses of $26.2 million in Q3’12, compared to $47.1 million in Q3’11.

Osborne Copper-Gold Mine

The Osborne Copper-Gold operation is performing well with production on target to achieve guidance and mine development work ahead of schedule. The performance of the processing plant has improved further during Q3’12 due to a combination of consistent ore feed, uniform blending and higher grades. Recovery rates during Q3’12 averaged 95.3% for copper and 77.9% for gold. Higher grades have allowed the targeting of a further (fifth) shipment in 2012. Metal production during Q3’12 was 4,187 tonnes of copper and 4,704 ounces of gold.

Ivanhoe Australia recognized revenue of $20.4 million in Q3’12 (Q3’11: $nil) largely as a result of completing its second shipment of copper concentrate. Ivanhoe Australia also completed three gold doré sales.

Ivanhoe Australia’s second shipment consisted of 10,491 wet metric tonnes of copper-gold concentrate and departed Townsville, Queensland in early-September 2012. A third shipment was completed in October 2012. The target is for two further shipments during Q4’12, to target a total of five shipments for 2012. At September 30, 2012, Ivanhoe Australia had 13,122 dry metric tonnes of copper-gold concentrate in inventory.

Production is on target to achieve mill throughput for 2012 at the upper end of the 700,000 to 800,000 tonnes of ore range.

A tender for the consolidation of the underground mining and maintenance activities of Kulthor, Osborne and Starra commenced during Q3’12. The contract is expected to be awarded in November 2012, with transition commencing immediately thereafter and full implementation anticipated by the end of Q1’13.

Merlin Molybdenum and Rhenium Project

The independent technical review of the Merlin project, conducted as part of the strategic and business review, reaffirmed the outcomes of the feasibility study and the technical and commercial viability of the project. It has also identified that there are potential opportunities to further enhance the technical and commercial aspects of the project. These include metallurgical testwork, which has the potential to reduce the capital cost and improve returns. A program of testwork has commenced with the objective to increase the molybdenum-rhenium concentrate grade.

11

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

A sales and marketing study has also been commissioned through a leading international molybdenum and rhenium consultancy company.

This technical and commercial work is expected to be completed in Q1’13.

Mount Elliott

Drilling to further define the high-grade portions of the SWAN zone within the Mount Elliott project commenced in early October 2012. In addition, during Q3’12 quality assurance and quality control work was undertaken on previous Mount Elliott/SWAN drilling.

Regional exploration

Ivanhoe Australia has 49 granted Exploration Permits for Minerals (EPMs) with a total area of 5,787 square kilometres including joint ventures, and 4 EPM applications with a total area of 833 square kilometres. The granted EPMs include 12 EPMs in the Ivanhoe / Exco joint venture (525 square kilometres) and two EPMs in the Ivanhoe /Goldminco joint venture (70 square kilometres).

Ivanhoe Australia secures working capital facility

In Q3’12, the Company provided a secured, twelve-month working capital facility to Ivanhoe Australia of up to $50 million. The line of credit is intended to provide additional funding for working capital. In August 2012, Ivanhoe Australia drew down $20 million from the facility and a further $11 million was drawn in October 2012.

Sale of Exco Resources shares

On August 23, 2012, Ivanhoe Australia announced the sale of approximately 24.3 million shares of its holding in Exco Resources Ltd (Exco) to Washington H. Soul Pattinson & Company Limited (WHSP) for cash consideration of approximately A$4.6 million (A$0.19 per share).

Ivanhoe Australia had also advised WHSP that it intended to accept WHSP’s revised takeover offer of A$0.265 per share for its remaining 55.0 million Exco shares, in the absence of a superior offer.

On November 12, 2012, WHSP advised Exco shareholders that it had accumulated a 90% interest in the company and would proceed with a compulsory acquisition of the remaining shares in Exco. Ivanhoe Australia expects to receive cash consideration of A$14.6 million from the sale of its remaining 55.0 million shares in Exco within the next seven days.

KAZAKHSTAN

KYZYL GOLD PROJECT (50% owned)

Altynalmas Gold, a private company, holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits.

12

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Drilling program completed

The drilling activities at the Kyzyl Gold Project were completed on July 29, 2012. A total of 2,272 metres were drilled during Q3’12, all on Bakyrchik Exploration Licence No. 27 (22,330 metres year-to-date). For the remainder of the year, the geology team will be working on upgrading the resources on the licence to meet the Kazakhstan State Commission for Mineral Reserves reserve definitions, with the objective of converting the resources found on the exploration licence to a mining license.

OTHER EXPLORATION

During Q3’12, Turquoise Hill had exploration groups in Indonesia, Mongolia and the Philippines focused on porphyry-related copper-gold and epithermal gold-silver deposits. Exploration involved detailed data reviews, field traverses, soil and rock sampling, ground geophysics and drilling.

B.	CORPORATE ACTIVITIES

Fully subscribed rights offering yielding $1.8 billion in gross proceeds completed

In July 2012, the Company closed its rights offering in which all existing shareholders, subject to applicable law, were able to participate on an equal, proportional basis in purchasing additional common shares of the Company. The offering generated approximately $1.8 billion in gross proceeds, which will be used to advance the construction and development of the Oyu Tolgoi mine.

Upon the closing of the rights offering, the Company issued approximately 259.6 million new common shares, which represents 100% of the maximum number of common shares that were available under the rights offering.

Approximately 99.2% of the shares were taken up in the initial subscription of the rights offering with the balance taken up in the secondary subscription. Rio Tinto exercised all of its rights and participated in the secondary subscription provision available to all shareholders. Because the rights offering was over-subscribed, Rio Tinto did not purchase any shares under its standby commitment. On July 27, 2012, upon the closing of the rights offering, Rio Tinto’s stake in the Company increased from 50.9% to 51.0%. At September 30, 2012, Rio Tinto owned 50.9% of the Company.

C.	DISCONTINUED OPERATIONS

In February 2005, Turquoise Hill sold the Savage River Iron Ore Project in Tasmania, Australia, for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that began on March 31, 2006. From 2006 to 2009, these contingent payments totalled $116.4 million.

During 2010, Turquoise Hill received two payments totalling $6.4 million in relation to the fifth annual contingent payment. The original purchaser of the Savage River Project disputed the estimated $22.1 million remaining balance of the fifth annual contingent payment. In 2010, Turquoise Hill initiated arbitration proceedings by filing a Request for Arbitration with the ICC International Court of Arbitration. The arbitration hearing was scheduled to occur in December 2011. In November 2011, the parties reached an out-of-court settlement whereby the original purchaser agreed to pay Turquoise Hill a reduced balance of $13.0 million by March 31, 2012. Turquoise Hill received the final payment on March 28, 2012. In total, Turquoise Hill received $157.4 million in consideration from the sale of the Savage River Project.

13

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

D.	ADMINISTRATIVE AND OTHER

General and administrative costs. General and administrative costs in Q3’12 were $18.3 million, a decrease of $3.1 million from Q3’11 ($21.4 million). The decrease was mainly due to $1.5 million less in aircraft rental costs and $0.4 million less in non-cash stock compensation expense.

Interest income. Interest income in Q3’12 of $4.7 million was relatively consistent with Q3’11 ($5.3 million).

Interest expense. Interest expense in Q3’12 of $4.3 million was $2.4 million higher than Q3’11 ($1.9 million). Included in interest expense was $3.8 million (Q3’11: $1.5 million) in interest incurred by SouthGobi on its convertible debenture (net of amounts capitalized).

Foreign exchange gains. The $13.9 million foreign exchange gain during Q3’12 was mainly attributable to the strengthening of the Canadian and Australian dollars against the U.S. dollar during the quarter. The majority of this foreign exchange gain was unrealized at September 30, 2012.

Realized gain on other long-term investments. The $4.4 million gain on other long-term investments relates to gains realized on the sale in Q3’12 of certain of the Company’s long-term notes that were received upon the Asset Backed Commercial Paper restructuring in 2009.

Change in fair value of derivative. The non-cash change in fair value of derivative related to the Q3’12 change in fair value of the Turquoise Hill rights offering liability from June 30, 2012. The rights were revalued in July 2012 prior to their exercise or expiry, which resulted in a $176.2 million gain being recognized.

Change in fair value of embedded derivatives. The $12.9 million change in fair value of embedded derivatives related to the Q3’12 change in fair value of the SouthGobi convertible debenture’s embedded derivative liability.

Share of loss of significantly influenced investees. The $6.1 million share of loss of significantly influenced investees in Q3’12 represented Turquoise Hill’s share of Altynalmas Gold’s loss ($6.7 million) offset by the share of Exco’s income ($0.6 million).

3. LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities. The $108.7 million of cash used in operating activities in Q3’12 primarily was the result of $46.1 million in cash exploration expenditures, $11.7 million in cash general and administrative expenditures and a $44.0 million change in non-cash operating working capital.

Investing activities. The $610.7 million of cash used in investing activities in Q3’12 predominately consisted of $647.9 million used for property, plant and equipment purchases. The purchases mainly related to construction activities at the Oyu Tolgoi mine ($605.0 million), Ovoot Tolgoi ($15.9 million) and Ivanhoe Australia ($27.0 million).

Financing activities. The $1.9 billion in cash provided by financing activities mainly was attributable to the net proceeds of $1.7 billion received from the rights offering that closed in July 2012 and the $218.2 million drawn down on the Rio Tinto interim funding facility in Q3’12.

14

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Liquidity and capital resources

At September 30, 2012, Turquoise Hill’s consolidated working capital was $1.5 billion, including cash and cash equivalents of $1.7 billion, compared with working capital of $528.4 million and cash and cash equivalents of $998.1 million at December 31, 2011.

Included in the September 30, 2012, cash and cash equivalents balance of $1.7 billion was $33.5 million of SouthGobi’s cash and cash equivalents and $17.8 million of Ivanhoe Australia’s cash and cash equivalents, which were not available for the Company’s use.

In July 2012, the Company raised net proceeds of $1.7 billion from the rights offering. The Company has been using these proceeds as planned to advance the construction and development of the Oyu Tolgoi mine.

As at November 14, 2012, Turquoise Hill’s consolidated cash position was approximately $1.5 billion. Turquoise Hill believes that based on its current cash position, expected future cash flows from operations, the value of investments in publicly-traded subsidiaries, the availability of the undrawn $1.5 billion Rio Tinto bridge facility and the planned project financing package, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

Carrying out the development and exploration of the Oyu Tolgoi mine and the various other mineral properties in which Turquoise Hill holds interests depends upon the Company’s ability to obtain financing through capital markets, sales of non-core assets or other means. Market volatility in precious and base metals may affect the terms upon which debt financing or equity financing is available. Turquoise Hill operates in some regions of the world that are prone to economic and political instability, which may make it more difficult for the Company to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause Turquoise Hill to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, reduce or terminate some or all of its operations or force the Company to raise funds from alternative sources on less favourable terms.

SouthGobi continues to have sufficient liquidity and capital resources to meet its ongoing obligations and future contractual commitments. SouthGobi’s mining activities at Ovoot Tolgoi remained fully curtailed throughout Q3’12 to manage coal inventories and to maintain efficient working capital levels. As a result, SouthGobi did not commit any new capital expenditures and curtailed exploration activities to preserve its financial resources. SouthGobi’s operations continue to be impacted by the softening of inland China coking coal markets and customers were reluctant to enter new sales contracts. SouthGobi anticipates that its operations will most likely remain fully curtailed in Q4’12; however, it continues to seek opportunities through cost reductions to be able to respond to any improvement in demand and prices.

Ivanhoe Australia’s operations and development plans are dependent on raising additional funds. At September 30, 2012, Ivanhoe Australia had cash reserves of A$17 million. Ivanhoe Australia’s ability to develop its projects and/or to repay the amounts drawn down on the $50 million working capital facility provided by Turquoise Hill when due is dependent on raising additional funds. Ivanhoe Australia is considering various forms of funding including the sale of project interests, equity issuance and/or debt issuance to raise funds to ensure that it can continue as a going concern.

Turquoise Hill owns 50% of Altynalmas Gold, which is reviewing its operating plans to determine the amount of funding that it will require from its shareholders.

15

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Financial instruments

The carrying value of Turquoise Hill’s financial instruments was as follows:

(Stated in $000’s of dollars)	September 30, 2012	December 31, 2011

Financial Assets
Held-for-trading
Long-term investments	2,119	7,431
Other long-term investments	27,613	92,874
Available -for-sale
Long-term investments	37,628	68,637
Other long-term investments	258,699	224,451
Cost method
Long-term investments	16,234	16,234
Loans and receivables
Accounts receivable	35,184	102,460

Investments in companies subject to significant influence
Long-term investments	8,378	14,975

Financial Liabilities
Accounts payable and accrued liabilities	449,531	681,185
Amounts due under credit facilities	-	44,884
Interim funding facility	1,817,333	405,162
Convertible credit facility debt host contract and interest payable	102,872	99,766

Derivatives
Convertible credit facility embedded derivative liability	9,537	48,388

Certain of the above financial instruments are carried at fair value. Their fair values were determined as follows:

—	Long-term investments - Fair values were determined by reference to published market quotations, which may not be reflective of future values.

—	Other long-term investments - Fair values were determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.

—	Convertible credit facility embedded derivative liability – Fair value was determined using a Monte Carlo simulation valuation model.

16

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The consolidated statements of operations include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

(Stated in $000’s of dollars)	Three Months Ended, September 30,		Nine Months Ended, September 30,
	2012	2011	2012	2011
Unrealized losses on long-term investments	$(1,197)	$(2,374)	$(3,851)	$(2,683)

Unrealized gains on other long-term investments	28	729	10,943	2,124

Change in fair value of derivative	176,158	-	194,664	(432,536)

Change in fair value of embedded derivatives	12,856	62,058	38,851	95,699

The consolidated statements of comprehensive loss include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

(Stated in $000’s of dollars)	Three Months Ended, September 30,		Nine Months Ended, September 30,
	2012	2011	2012	2011
Unrealized losses on available-for-sale equity securities	$(2,409)	$(24,912)	$(29,016)	$(32,363)

Unrealized gains (losses) on available-for-sale debt securities	3,942	3,760	29,988	(1,158)

Turquoise Hill is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Turquoise Hill does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

Turquoise Hill is exposed to interest-rate risk with respect to the variable rates of interest incurred on the Rio Tinto interim funding facility and cash and cash equivalents. Interest-rate risk is concentrated in Canada. Turquoise Hill does not mitigate the balance of this risk.

4. SHARE CAPITAL

As at November 14, 2012, the Company had a total of:

¡	1,005,337,226 common shares outstanding;

¡

19,900,702 incentive stock options outstanding, with a weighted average exercise price of C$16.25 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.82 to C$27.83 per share; and

¡	74,247,460 share purchase warrants exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $10.37.

17

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

5. OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding, which in certain instances requires the approval of Rio Tinto; base and precious metal prices; coal prices and foreign-exchange rates. Volatility in these markets continues to be high.

Financing

The memorandum of agreement signed by the Company and Rio Tinto on April 18, 2012 and its amendment signed on May 22, 2012, established Rio Tinto’s support for a series of funding measures expected to cover the projected capital requirements for the Oyu Tolgoi mine for the next several years.

Highlights of the funding measures included:

—	Rio Tinto providing an additional bridge-funding facility of up to $1.5 billion;

—	Rio Tinto’s support of the $1.8 billion rights offering successfully completed in July 2012; and

—	Rio Tinto providing full support for completion of an Oyu Tolgoi project-finance package of $3 to $4 billion that remains under negotiation with third-party lenders.

Commodity prices and 2012 production

Commodity prices are a key driver of Turquoise Hill’s future earnings. Current prices are well above historic averages but have experienced ongoing volatility in Q3’12 as a result of macroeconomic concerns. The London Metals Exchange copper price in Q3’12 ranged from $3.32 per pound to $3.81 per pound and averaged $3.50 per pound. Copper is currently trading at approximately $3.45 per pound, slightly below the Q3’12 average, but remains above its marginal cost of production supported by supply constraints.

The copper industry continues to be faced with challenges in bringing on new supply while existing mines are challenged with declining grades and production disruptions.

Although demand has been soft in 2012, over the longer term Turquoise Hill believes that the urbanization and industrialization in developing economies, particularly China and India, will continue to provide underlying demand growth for Turquoise Hill’s products.

It is difficult to reliably forecast commodity prices and customer demand for Turquoise Hill’s products, however, Iong-term sales contracts have been signed on a substantial portion of Oyu Tolgoi’s concentrate production.

The announcement by Chalco that it intended to make a proportional take-over offer for SouthGobi created significant uncertainty for SouthGobi’s business with its customers and with the Mongolian authorities. This was evident from the MRAM news conference announcing a request to suspend exploration and mining activities on certain licences owned by SouthGobi and general difficulty receiving permits and valid cooperation from departments of the Government of Mongolia. Subsequent to the termination of Chalco’s offer on September 3, 2012, SouthGobi received a letter from MRAM confirming that all exploration and mining licences held by SouthGobi were in good standing.

18

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Although the termination of Chalco’s offer has eliminated some of the uncertainty facing SouthGobi, inland China coking coal markets closest to SouthGobi’s operations have continued to soften in Q3’12. SouthGobi has observed a substantial deterioration in demand sentiment among its customers which led to a substantial decline in key reference prices in key end-use markets. Prices have fallen to levels where customers are now more willing to purchase on expectations of improved demand. These price levels however are generally below the cost of production and logistics for most producers and need to rise in order to encourage further production. SouthGobi has begun a review of its operations and costs in response to the current market conditions in order to seek opportunities to be competitive on a sustainable cost basis.

SouthGobi anticipates that its operations will most likely remain fully curtailed in Q4’12; however, it continues to seek opportunities through cost reductions to be able to respond to any improvement in demand and prices.

Exchange Rates

SouthGobi’s coal sales and Ivanhoe Australia concentrate sales generally are settled in U.S. dollars, while a significant portion of their expenses are incurred in local currencies. Foreign exchange fluctuations can have a significant effect on its operating margins, unless such fluctuations are offset by related changes to commodity prices.

Turquoise Hill holds a portion of its cash resources in currencies other than the U.S. dollar. Turquoise Hill expects to incur future expenditures in currencies other than the U.S. dollar, most notably in Canadian and Australian dollars. As a result, exchange gains and losses from holding Canadian and Australian dollars primarily are unrealized and are expected to continue to fluctuate significantly, given the recent volatility in foreign-exchange rates.

6. OFF-BALANCE-SHEET ARRANGEMENTS

During the three months ended September 30, 2012, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

7. CONTRACTUAL OBLIGATIONS

As at September 30, 2012, there were no significant changes in Turquoise Hill’s contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2011.

8. CHANGES IN ACCOUNTING POLICIES

In May 2011, the Financial Accounting Standards Board Accounting Standards Codification (ASC) guidance for fair value measurement and disclosure was updated to clarify the Financial Accounting Standards Board’s intent on current guidance, modify and change certain guidance and principles, and expand disclosures concerning Level 3 fair value measurements in the fair value hierarchy (including quantitative information about significant unobservable inputs within Level 3 of the fair value hierarchy). In addition, the updated guidance requires disclosure of the fair value hierarchy for assets and liabilities not measured at fair value in the consolidated balance sheet, but whose fair value is required to be disclosed. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2012. The adoption of the updated guidance had no impact on the Company’s consolidated balance sheet or results of operations.

19

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

In June 2011, the ASC guidance on presentation of comprehensive income was updated to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The updated guidance requires an entity to present the components of net income and other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity, but does not change the items that must be reported in other comprehensive income. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2012, except for changes as they relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The adoption of the updated guidance had no impact on the Company’s consolidated balance sheet or results of operations.

9. CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2011.

10. RECENT ACCOUNTING PRONOUNCEMENTS

There were no recently issued United States accounting pronouncements other than those the Company previously disclosed in its MD&A for the year ended December 31, 2011 or those already adopted in 2012 and disclosed under “Changes in Accounting Policies”.

11. INTERNATIONAL FINANCIAL REPORTING STANDARDS

Turquoise Hill has been monitoring the deliberations and progress being made by accounting standard-setting bodies and securities regulators in Canada and the United States on their plans regarding convergence to International Financial Reporting Standards (IFRS). Turquoise Hill is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under U.S. Securities and Exchange Commission (SEC) regulations. Turquoise Hill files its financial statements with Canadian and U.S. securities regulators in accordance with U.S. GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. On October 1, 2010, the CSA approved National Instrument 52-107, Acceptable Accounting Principles and Auditing Standards (NI 52-107) which allows Canadian public companies that are also SEC registrants to prepare their financial statements in accordance with U.S. GAAP. Under NI 52-107 there is no requirement to provide a reconciliation of the U.S. GAAP financial statements to IFRS. Consequently, Turquoise Hill was not required to convert to IFRS effective January 1, 2011.

12. RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2011.

20

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Subsequent to December 31, 2011, an additional risk factor has been identified that could impact the Company:

The Application of the Foreign Investment Law approved by the Parliament of Mongolia

On May 17, 2012, the Parliament of Mongolia approved a Foreign Investment Law (FIL) that regulates foreign direct investment into a number of key sectors of strategic importance, which includes mineral resources. The FIL is not clear and leaves a lot of discretion in the parliamentary approval process. If foreign shareholding exceeds 49% of an asset and the amount of the investment at the time is to exceed Mongolian Tugrik (MNT) 100 billion (approximately $75.0 million), then parliamentary approval is required. In the case of state owned entities (SOE) there is no minimum threshold and all proposed investments from SOE’s require parliamentary approval. In addition, if a foreign entity wants to acquire one third or more of the shares in an investment in a strategic sector, then the MNT100 billion threshold is not applicable and cabinet approval for the investment is required regardless of the value. While it is not anticipated that the new law will have any impact on existing investments, including those of Turquoise Hill, there is uncertainty as to the meaning and application of the law.

13. RELATED-PARTY TRANSACTIONS

The following tables summarize transactions with related parties which were primarily incurred by Turquoise Hill on a cost-recovery basis with a shareholder of Turquoise Hill, a company affiliated with Turquoise Hill or companies related by way of directors or shareholders in common. The tables summarize related party transactions by related party and by type:

(Stated in $000’s of U.S. dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Rio Tinto plc (a)	$69,057	$15,726	$187,110	$43,523
Global Mining Management Corporation (b)	4,348	2,513	19,964	7,820
Robert Friedland related entities (c)	-	2,071	21,225	6,174

	$73,405	$20,310	$228,299	$57,517

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Property, plant and equipment	$67,583	$15,963	$178,280	$44,309
General and administrative expenses	5,822	4,347	50,019	13,208

	$73,405	$20,310	$228,299	$57,517

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Accounts receivable and accounts payable at September 30, 2012, included $1.5 million and $45.0 million, respectively (December 31, 2011 - $1.2 million and $28.2 million, respectively), which were due from/to a shareholder of Turquoise Hill, a company affiliated with Turquoise Hill or companies related by way of directors or shareholders in common.

(a)

Rio Tinto owned 50.9% of the Company at September 30, 2012, and provides services for the Oyu Tolgoi mine on a cost-recovery basis. Certain payments to Rio Tinto have been deferred until the Oyu Tolgoi mine reaches certain production milestones. It is expected that these milestones will be reached in 2013 and as a result an amount of $85.2 million payable to Rio Tinto has been classified as a current liability.

21

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

In December 2010, Rio Tinto provided Turquoise Hill with a non-revolving, interim funding facility of $1.8 billion. In December 2011, Turquoise Hill made its first draw on the facility. A total of approximately $1.8 billion had been drawn down by September 30, 2012.

(b)

Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is the Company. Global has a director in common with the Company. Global provides administration, accounting and other office services to the Company on a cost-recovery basis.

(c)

Robert Friedland beneficially owns more than 10% of the Company and was the Company’s CEO up until April 17, 2012. The Company had various service arrangements with certain private companies 100%-owned by Mr. Friedland. These arrangements were on a cost-recovery basis and included aircraft rental and administration and other office services out of London, England and Singapore. The cost-sharing arrangements with these entities were terminated in April 2012 and a payment of $19.4 million was made to settle all obligations.

Turquoise Hill has a 50% interest in Altynalmas Gold. During Q3’12, Turquoise Hill recognized $1.2 million (Q3’11 – $0.9 million) in interest income on its shareholder loan balance with Altynalmas Gold.

14. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended September 30, 2012, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

15. QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Mr. Richard Gosse, P.Geo., an employee of Turquoise Hill and a “qualified person” as that term is defined in NI 43-101.

16. CAUTIONARY STATEMENTS

LANGUAGE REGARDING RESERVES AND RESOURCES

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2011, and other continuous disclosure documents filed by the Company since January 1, 2012, at www.sedar.com.

NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

22

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

17. FORWARD-LOOKING STATEMENTS

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Turquoise Hill’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; statements concerning the schedule for carrying out and completing construction of the Oyu Tolgoi mine; the statement that first concentrate production at Oyu Tolgoi will follow within one month of the commissioning of the ore-processing equipment and the commencement of commercial production is expected three to five months thereafter; the statements concerning the expected timing of initial production from the Hugo North block-cave mine; statements regarding the timing of completion of Lines #1 and #2 of the concentrator; statements concerning the expected markets and contracts for concentrate produced at the Oyu Tolgoi mine; statements concerning the underground feasibility study expected release date in the first half of 2013; statements concerning capital approvals for underground development likely being approved in distinct stages; statements related to the expected final phase-one capital costs of the Oyu Tolgoi mine; initial production estimates; the Oyu Tolgoi mine’s anticipated yearly production of copper and gold; statements regarding the aim of raising $3 billion to $4 billion in project financing and the anticipation that the funding will occur in first half of 2013; statements concerning the use of proceeds from the rights offering; target milling rates, mining plans and production forecasts for the coal mine at Ovoot Tolgoi; the statement that SouthGobi’s operations will likely remain curtailed in Q4’12; the statements concerning the cost savings expected as a result of Ivanhoe Australia’s strategic review; the statements concerning the Ivanhoe Australia’s need for additional funds to develop its projects; the statements that Ivanhoe Australia is expecting two further concentrate sales in Q4’12; statements concerning expected 2012 production throughput at the Osborne processing plant; statements concerning the awarding of an underground and mining and maintenance contract in November 2012 and full implementation in Q1’13; statements concerning the expectation of receiving A$14.6 million within the next seven days in cash consideration for the sale of 55.0 million Exco shares; statements concerning the objective of upgrading the resources on the Kyzyl Gold Project exploration licence to a mining licence; the statement that the memorandum of agreement is expected to cover the project capital requirements for the Oyu Tolgoi mine for the next several years; the impact of amendments to the laws of Mongolia and other countries in which Turquoise Hill carries on business, particularly with respect to taxation; statements concerning foreign-exchange rate volatility; statements concerning global economic expectations and future demand for commodities; and the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

23

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

All such forward-looking information and statements are based on certain assumptions and analyses made by Turquoise Hill’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

24

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Kay Priestly, Chief Executive Officer of Turquoise Hill Resources Ltd., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Turquoise Hill Resources Ltd. (the “issuer”) for the interim period ended September 30, 2012.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

1

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2012 and ended on September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 14, 2012

/s/ Kay Priestly

Kay Priestly

Chief Executive Officer

Turquoise Hill Resources Ltd.

2

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Christopher M. Bateman, Chief Financial Officer of Turquoise Hill Resources Ltd., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Turquoise Hill Resources Ltd. (the “issuer”) for the interim period ended September 30, 2012.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

1

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2012 and ended on September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 14, 2012

/s/ C. M. Bateman

Christopher M. Bateman

Chief Financial Officer

Turquoise Hill Resources Ltd.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 14 November 2012	By:	/s/ Neville J. Henwood
NEVILLE J. HENWOOD
Sr. Vice President, Legal &
Corporate Secretary